Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ELI LILLY AND COMPANY

(“Parent”),

PROCAR ACQUISITION CORPORATION

(“Merger Sub”)

and

COLUCID PHARMACEUTICALS, INC.

(the “Company”)

Dated as of January 17, 2017

Agreement and Plan of Merger	Page i

Agreement and Plan of Merger	Page ii

Annex A:	Conditions to the Offer
Exhibit A:	Definitions
Exhibit B:	Form of Certificate of Incorporation of the Surviving Corporation

Agreement and Plan of Merger	Page iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of January 17, 2017, is among Eli Lilly and Company, an Indiana corporation (“Parent”), ProCar Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and CoLucid Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the meaning set forth in Exhibit A attached hereto.

RECITALS

A. The boards of directors (“Board of Directors”) of Parent and Merger Sub have approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement.

B. The special committee of the Company Board (the “Special Committee”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement; (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”); and (v) resolved to recommend that the Company Board approve this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement.

C. The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement; (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

D. Parent, as the sole stockholder of Merger Sub, will vote to adopt this Agreement and approve the Merger as contemplated by the DGCL immediately after the execution and delivery of this Agreement.

E. In furtherance of such acquisition, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) that are issued and outstanding (each such

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share of Company Common Stock, a “Share” and, collectively, the “Shares”), at a price per Share of $46.50 (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement.

F. As soon as practicable following acceptance for payment of the shares of Company Common Stock pursuant to the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the DGCL. Each Share that is not tendered and accepted pursuant to the Offer, other than certain Shares as provided in Section 2.5(b) and Section 2.6, will thereupon be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price on the terms and subject to the conditions set forth in this Agreement.

G. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering Tender and Support Agreements in favor of Parent and Merger Sub (the “Tender and Support Agreements”), pursuant to which those stockholders, among other things, will agree to tender all Shares beneficially owned by them to Merger Sub in the Offer.

AGREEMENT

In consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

ARTICLE 1

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, and provided further that the Company is prepared (in accordance with Section 1.2(b)) to file with the SEC, and to disseminate to holders of shares of Company Common Stock, the Schedule 14D-9 on the same date as Merger Sub commences the Offer, as promptly as practicable after the date hereof (and in any event no later than the tenth Business Day after the date of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 of the Exchange Act) the Offer to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest. The obligation of Merger Sub to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject to the terms and conditions of this Agreement, including the satisfaction of the conditions set forth in Annex A (the “Offer Conditions”), and no other conditions. The Offer Price payable for each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder of the Share in cash, without interest, on the terms and conditions set forth in this Agreement and in the Offer.

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(b) Merger Sub, or Parent on behalf of Merger Sub, expressly reserves the right to waive, in its sole discretion, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, unless otherwise provided by this Agreement or previously approved by the Company in writing (which approval may be granted or withheld by the Company in its sole discretion), Merger Sub, and Parent on behalf of Merger Sub, shall not, subject to applicable Law: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought in the Offer; (iv) impose conditions to the Offer in addition to the Offer Conditions; (v) amend or modify any of the Offer Conditions in a manner that adversely affects the holders of Shares; (vi) change or waive the Minimum Tender Condition; (vii) extend or otherwise change the Expiration Date other than as required or permitted by this Agreement; or (viii) otherwise amend or modify any terms of the Offer in a manner that adversely affects the holders of Shares.

(c) Subject to the terms and conditions of this Agreement, unless the Offer is extended in accordance with the terms of this Agreement, the Offer shall expire at one minute after 11:59 p.m., New York City time, on the date that is 20 Business Days following the commencement of the Offer, determined in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act (the “Initial Expiration Date,” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with Section 8.1,

(i)	if on any then-scheduled Expiration Date (A) the Minimum Tender Condition shall not have been satisfied or (B) any of the other Offer Conditions shall not have been satisfied (and, to the extent permitted under the terms of this Agreement, shall not have been waived by Parent), then Merger Sub may, and Parent may cause Merger Sub to, without limiting Merger Sub’s and Parent’s obligations under clause (ii) of this Section 1.1(c), extend the Offer on one or more occasions, in consecutive increments of up to five Business Days each (or such longer period as may be agreed by the Company), up to and including the Outside Date, the length of each such period to be determined by Merger Sub (or Parent on its behalf) in its sole discretion, to permit such Offer Condition to be satisfied; and

(ii)	(w) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer; provided that Merger Sub shall not be required to extend the Offer to a date later than the Outside Date;

(x) if on any then-scheduled Expiration Date, any of the Offer Conditions set forth in clauses (b) through (i) of Annex A is not satisfied (and, to the extent permitted under the terms of this Agreement, has not been waived by Parent), but is capable of being satisfied prior to the Outside Date, then, if requested by the Company, Merger Sub (or Parent on its behalf) shall extend the Offer for one or more extension periods of up to five Business Days each (or for such longer period as may be agreed by the Company), up to and including the Outside Date, the length of each such period to be determined by Merger Sub (or Parent on its behalf) in its sole discretion to permit such Offer Condition to be satisfied; and

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(y) if on any then-scheduled Expiration Date, the Offer Conditions (other than the Minimum Tender Condition) have been satisfied (or, to the extent permitted, have been waived by Parent), but the Minimum Tender Condition has not been satisfied, then, if requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for one or more extension periods of at least five Business Days each, up to and including the Outside Date, the length of each such period to be determined by the Company in its sole discretion to permit such Offer Condition to be satisfied.

(d) Subject to the foregoing, including the requirements of Rule 14d-11 of the Exchange Act, and upon the terms and subject to the conditions of the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Merger Sub expressly reserves the right to delay payment for Shares in order to comply with applicable Laws. Any such delay in payment shall be effected in compliance with Rule 14e-1(c) under the Exchange Act.

(e) Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article 8. If this Agreement is terminated pursuant to Article 8, Merger Sub shall, and Parent shall cause Merger Sub to, promptly terminate the Offer without accepting any Shares previously tendered. If the Offer is terminated by Merger Sub, or this Agreement is terminated prior to the purchase of Shares in the Offer, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(f) As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 of the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain or incorporate by reference an offer to purchase reflecting the terms and conditions of this Agreement, including the Offer Conditions, and a form of the letter of transmittal and summary advertisement and other ancillary documents and instruments, if any, in respect of the Offer (such Schedule TO and the documents included therein, together with any amendments or supplements thereto, and including exhibits thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by the Exchange Act. Each of Parent and Merger Sub shall cause the Offer Documents to (A) comply in all material respects with the Exchange Act and other applicable Laws and (B) not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to any information contained or incorporated by reference in any Offer Document that was furnished or provided by the Company. Promptly after the date of this Agreement, the Company shall furnish

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to Parent and Merger Sub in writing all information concerning the Company and its stockholders that may be required by applicable Law or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents or for any action contemplated by this Section 1.1. Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review the Offer Documents before they are filed with the SEC, and Parent and Merger Sub shall give good faith consideration to the reasonable additions, deletions or changes suggested by the Company or its counsel. Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel may receive after the date hereof from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments. The Company and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments, and Parent shall give good faith consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(g) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration shall each be appropriately adjusted to reflect such change.

Section 1.2 Company Actions.

(a) The Company shall, promptly after the date hereof and from time to time thereafter as requested by Parent or its agents, furnish Parent with an updated list (and, if available, computer files) of its stockholders of record, non-objecting beneficial owners, the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists (and, if available, computer files) of stockholders of record, non-objecting beneficial holders, mailing labels and securities positions) and such assistance as Parent or its agents may reasonably request in connection with the Offer. In addition, in connection with the Offer, the Company shall, and shall use its commercially reasonable efforts to cause any third parties to, cooperate with Parent and its agents to disseminate the Offer Documents to holders of Shares held in or subject to any Stock Plan or other Employee Benefit Plan, and to permit such holders of Shares to tender Shares in the Offer.

(b) Concurrently with the filing of the Offer Documents with the SEC on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of Shares a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer

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(together with any amendments or supplements thereto and including any exhibits thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement and, subject to Section 6.6(d)(ii), the Company Board Recommendation and shall include a description of the other Board Actions and a notice of appraisal rights in accordance with Section 262. The Company shall cause the Schedule 14D-9 to (i) comply in all material respects with the Exchange Act and other applicable Laws and (ii) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to any information contained or incorporated by reference in the Schedule 14D-9 that was furnished or provided by Parent or Merger Sub. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give good faith consideration to the reasonable additions, deletions or changes suggested by Parent, Merger Sub or their counsel. The Company shall provide Parent, Merger Sub and their counsel with copies of any written comments and shall inform them of any oral comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review any written responses to such SEC comments, and the Company shall give good faith consideration to the reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

ARTICLE 2

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

Section 2.2 Merger Closing.

(a) The Merger shall be consummated (the “Closing”) at 8:00 a.m. (Central time) on a date to be specified by Parent (the “Closing Date”), which shall be as soon as practicable following the Acceptance Time (but in no event later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 7 (other than any such conditions that by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date)), at the offices of Faegre Baker Daniels LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.

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(b) On the Closing Date, Parent, the Company and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 2.3 Effect of Merger; Merger Without Meeting of Stockholders; Organizational Documents; Directors and Officers.

(a) The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

(b) The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL.

(c) Subject to Section 6.7, the certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law. Subject to Section 6.7, the bylaws of the Company shall, at the Effective Time, be amended in their entirety to conform to the bylaws of Merger Sub in effect immediately prior to the Effective Time and, as so amended, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

(d) The directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law. The officers of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 2.4 Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of the capital stock of Merger Sub, each share of common stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

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Section 2.5 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Shares, the following shall occur:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than (A) any Shares to be cancelled pursuant to Section 2.5(b) and (B) any Dissenting Shares) shall be converted automatically into the right to receive from Parent and the Surviving Corporation an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate representing any such Shares or of any Book-Entry Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or such Book-Entry Shares in accordance with Section 2.7, without interest and subject to any withholding of Taxes required by applicable Law.

(b) Each Share owned by Merger Sub, Parent, the Company (or held in the Company’s treasury) or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment shall be made with respect thereto.

Section 2.6 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and has properly exercised and perfected a demand for appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and, as of the Effective Time has neither effectively withdrawn nor lost such Person’s rights to such appraisal and payment under the DGCL with respect to such shares (“Dissenting Shares”), shall not be converted into the Merger Consideration as provided in Section 2.5, but instead the holders of Dissenting Shares shall be entitled to payment of the fair market value of such Dissenting Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.5(a). The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands that is not conditioned on the consummation of the Merger.

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Section 2.7 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the aggregate Merger Consideration in accordance with the terms of this Section 2.7. Parent shall deposit, or shall cause to deposited, with the Paying Agent at or prior to the Effective Time, the cash necessary to pay for the Shares converted into the right to receive the Merger Consideration pursuant to Section 2.5(a) (the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall, pending its disbursement to such holders, be invested in Specified Securities by the Paying Agent as directed by Parent; provided that no gain or loss thereon shall affect the amounts payable hereunder and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent’s obligation under this Agreement. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs, and no part of such net profits shall accrue to the benefit of the holders of Shares.

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was a holder of record of Shares immediately prior to the Effective Time, whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.5: (i) a letter of transmittal in customary form for use in effecting the surrender of stock certificates that immediately prior to the Effective Time represented Shares (each, a “Certificate”) or uncertificated Shares represented by book-entry (“Book-Entry Shares”) (which transmittal letter shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent); and (ii) instructions for use in surrendering the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate or a Book-Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, net of applicable Taxes withheld pursuant to Section 2.7(f), and the Certificate or Book-Entry Shares so surrendered shall then be cancelled. If payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate(s) formerly representing Shares are registered in the transfer records of the Company, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall be made only to the Person in whose name such Book-Entry Shares are registered. Until surrendered in accordance with this Section 2.7, subject to the rights of holders of Dissenting Shares, each Certificate and Book-Entry Share shall be deemed at all times from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of the Shares previously represented by such Certificate or Book-Entry Share pursuant to Section 2.5. No interest shall be paid or shall accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article 2.

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(c) No Further Ownership Rights in Shares. The Merger Consideration paid upon the surrender for exchange of Certificates and Book-Entry Shares in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates and Book-Entry Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed and the Surviving Corporation shall not permit any further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article 2, except as otherwise provided by Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares at any time following the nine-month anniversary of the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article 2 shall thereafter only be entitled to receive from Parent and the Surviving Corporation (subject to abandoned property, escheat or similar Laws, as general creditors thereof) payment of their claim for Merger Consideration. None of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Paying Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto pursuant to this Agreement.

(f) Withholding Rights. Parent, Merger Sub, the Paying Agent and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts, if any, as Parent, Merger Sub, the Paying Agent or the Company are required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Paying Agent or the Company, such amount shall be (i) paid over to the appropriate Tax Authority; and (ii) treated for all purposes of this Agreement as having been paid to the former holder of the Shares, Options or Restricted Stock Units, as the case may be, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Paying Agent or the Company.

Section 2.8 Equity-Based Compensation Plans and Awards.

(a) Treatment of Options. With respect to each Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, (i) if the exercise price of such Option is equal to or greater than the Merger Consideration, such Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (ii) if the exercise price of

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such Option is less than the Merger Consideration, such Option shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 2.8(a), a lump sum cash payment in the amount of the aggregate Option Consideration with respect to such Option, as applicable. Following the Effective Time, no Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of an Option shall cease to have any rights with respect thereto, except to receive the consideration (if any) set forth in this Section 2.8(a) in exchange for such Option, as applicable, in accordance with this Section 2.8(a). The consideration (if any) payable under this Section 2.8(a) to each former holder of an Option that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten Business Days thereafter), net of any Taxes withheld pursuant to Section 2.7(f).

(b) Treatment of Restricted Stock Units. Each outstanding Restricted Stock Unit that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Restricted Stock Unit, multiplied by (ii) the Merger Consideration, net of any Taxes withheld pursuant to Section 2.7(f). Following the Effective Time, no such Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.8(b) in exchange for such Restricted Stock Unit in accordance with this Section 2.8(b). The consideration payable under this Section 2.8(b) to each former holder of a Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten Business Days thereafter), net of any Taxes withheld pursuant to Section 2.7(f).

(c) Plan Matters. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company and the Company Board (and any subcommittee thereof), as applicable, shall take any such action as may be necessary or desirable to give effect to this Section 2.8 and to cause each of the 2006 Equity Incentive Plan and the 2015 Equity Incentive Plan to be terminated as of the Effective Time.

(d) Employee Stock Purchase Plan. On the date of this Agreement, the Company shall suspend the ESPP as of the end of the current purchase period under the ESPP (the “Current Purchase Period”) and shall cause no further purchase periods to commence under the ESPP from and after the date of this Agreement by adopting any necessary or applicable amendment or resolution to (i) provide that the Current Purchase Period and each participant’s outstanding right to purchase Company Common Stock under the ESPP shall terminate as of the end of the Current Purchase Period, (ii) provide that no further offering or purchase periods shall be commenced after the date of this Agreement, (iii) terminate the ESPP prior to the Effective Time and (iv) if the Effective Time would otherwise occur before the end of the Current Purchase Period, shorten the Current Purchase Period as of a specified trading day at least ten days prior to the date on which the Effective Time occurs. The Company shall ensure, by

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amendment or other action necessary, that participants in the ESPP may not increase their payroll deduction during the Current Purchase Period from those in effect on the date of this Agreement. All amounts accrued in each participant’s account under the ESPP as of the purchase date at the end of the Current Purchase Period (whether or not it is shortened in accordance with clause (iv) above) shall thereupon be used to purchase from the Company shares of Company Common Stock at the applicable price for the Current Purchase Period (it being understood that the purchase price for such shares shall not exceed $72,000 in the aggregate), and such shares shall be subject to the provisions of Section 2.5.

Section 2.9 Further Action. If at any time after the Effective Time, any further action is necessary or desirable to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of Merger Sub, the Company, the officers and directors of the Surviving Corporation are fully authorized in the name of each of Merger Sub and the Company, or otherwise, to take, and shall take, all such lawful and necessary action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in any Company SEC Report filed with the SEC prior to the date that is two Business Days prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date that is two Business Days prior to the date of this Agreement), other than (i) any information that is contained in the “Risk Factors” section of such Company SEC Reports, except to the extent such information consists of factual historical or current statements and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such reports; provided, however, that any disclosure in any Company SEC Reports referred to in this clause (a) shall only qualify a representation or warranty contained in this Article 3 to the extent it is readily apparent from a reading of such disclosure that such disclosure qualifies or applies to such representation or warranty or (b) set forth on the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies (i) the correspondingly numbered representation and warranty or covenant; and (ii) other representations and warranties contained in this Agreement to the extent readily apparent from a reading of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such disclosure is applicable to such other representations and warranties), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification; Organizational Documents.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where any failures to be so incorporated, qualified, licensed or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

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(b) The Company’s Fifth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Company Charter Documents”) are complete and accurate copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. All such Company Charter Documents are in full force and effect, and the Company is not in violation in any material respect of any of the provisions thereof.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 270,000,000 shares of Company Common Stock and 30,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of January 12, 2017, 19,284,290 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding. Such issued and outstanding Shares have been, and all shares of Company Common Stock which may be issued prior to the Effective Time will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights under any provision of the DGCL or the Company Charter Documents or any agreement to which the Company is a party or by which the Company is otherwise bound.

(b) As of January 12, 2017, (i) 3,394,840 shares of Company Common Stock were reserved for issuance under the Stock Plans, including 1,340,206 shares of Company Common Stock subject to issuance upon exercise of outstanding Options and 263,147 shares of Company Common Stock subject to issuance under outstanding Restricted Stock Units; and (ii) 563,758 shares of Company Common Stock were reserved for issuance under the Company’s 2015 Employee Stock Purchase Plan (the “ESPP”).

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a complete and accurate list of all outstanding Options and Restricted Stock Units as of January 12, 2017, indicating for each such Option and Restricted Stock Unit: (i) the name of the holder thereof, (ii) the date of grant, (iii) the number of vested and unvested shares subject thereto, (iv) the vesting, exercisability or settlement schedules (as applicable), (v) for each Option, the expiration date and exercise price and whether the Option is a non-qualified stock option or an incentive stock option, and (vi) the Stock Plan pursuant to which such Option or Restricted Stock Unit was granted. The Company has made available to Parent complete and accurate copies of all (x) Stock Plans; (y) forms of agreements evidencing Options; and (z) forms of agreements evidencing Restricted Stock Units. Each Option and Restricted Stock Unit (A) was issued in accordance with the terms of the Stock Plan under which it was granted and all applicable Laws and (B) is not subject to Section 409A of the Code. Each Option characterized by the Company as an “incentive stock option” within the meaning of Section 422 of the Code complies with all of the applicable requirements of Section 422 of the Code.

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(d) Except as set forth in this Section 3.2 or the corresponding Sections of the Company Disclosure Letter, as of the date hereof there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company; (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company; or (iv) Company-issued restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). The Company is not a party to any voting agreement with respect to the voting of any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

(e) There are no obligations, contingent or otherwise, of the Company restricting the transfer of, affecting the voting rights of, requiring the registration for sale of, granting any preemptive or antidilutive rights with respect to, or requiring the repurchase, redemption, disposition or acquisition of, or containing any right of first refusal with respect to, any indebtedness of the Company or any Share.

(f) The aggregate amount accrued in participants’ accounts under the ESPP for the purchase of shares of Company Common Stock will not exceed $72,000 at the Acceptance Time.

Section 3.3 Authorization; No Conflict.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the representations and warranties set forth in Section 4.8 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution and delivery by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.8 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly authorized and approved unanimously by the Company Board and the Special Committee. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, assuming due and valid authorization, execution and delivery thereof by Parent and Merger Sub, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors rights generally and equitable principles of general applicability, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

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(b) Neither the execution and delivery of this Agreement by the Company nor the performance or consummation by the Company of the Transactions will (i) result in a violation or breach of or conflict with the Company Charter Documents; (ii) result in a modification, violation or breach of, increased liability under or conflict with any provisions of, or result in the loss of any material benefit under or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase (including pursuant to any right of first refusal or the like) under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than a Permitted Lien) upon, any of the properties, rights or assets owned or operated by the Company under any of the terms, conditions or provisions of any Company Material Contract to which the Company is a party or by which the Company or its properties, rights or assets may be bound; or (iii) subject to obtaining or making the Consents referred to in Section 3.3(c), violate any judgment, ruling, order, writ, injunction or decree of any Governmental Authority (“Judgment”) or any statute, code, decree, law, ordinance, rule, regulation or order of any Governmental Authority (“Law”), in each case applicable to the Company or any of its properties or assets, other than, with respect to events described in the foregoing clauses (ii) and (iii), as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) No Consent with or of any United States federal, state or local governmental, quasi-governmental or regulatory authority, court, body or instrumentality or any governmental, quasi-governmental or regulatory authority, court, body or instrumentality outside of the United States (each, a “Governmental Authority”) or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is necessary to be obtained or made by the Company in connection with the Company’s execution and delivery of this Agreement or the consummation by the Company of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business; (ii) the filing with the SEC of (A) the Offer Documents and Schedule 14D-9; and (B) such reports under Section 13 or 16 of the Exchange Act as may be required in connection with this Agreement and the Transactions; (iii) compliance with the rules of NASDAQ; (iv) such Consents as may be required under any applicable foreign or state securities, “blue sky” or takeover law; (v) such Consents as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”); (vi) the other Consents with or of Governmental Authorities set forth in Section 3.3(c) of the Company Disclosure Letter; and (vii) such other Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Special Committee, at a meeting duly called and held, duly adopted unanimous resolutions (i) determining that the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, (iii) approving the execution,

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delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) recommending that the Company Board approve this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(e) The Company Board, at a meeting duly called and held, duly adopted unanimous resolutions (i) determining that the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable the Offer and the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (such recommendation, the “Company Board Recommendation” and such actions by the Company Board in this Section 3.3(e) and the actions of the Special Committee set forth in Section 3.3(d), collectively, the “Board Actions”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(f) As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any applicable Law (“Takeover Laws”) is applicable to this Agreement or the Transactions. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Transactions.

Section 3.4 Subsidiaries. The Company does not have any Subsidiaries and it does not own, directly or indirectly, any stock, partnership interest, joint venture or other equity ownership interest in any other Person.

Section 3.5 SEC Reports and Financial Statements.

(a) Since May 11, 2015, the Company has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, certifications, registration statements, definitive proxy statements and other documents required to be filed or furnished by the Company with or to the SEC. All such registration statements, forms, reports, schedules, certifications, registration statements, definitive proxy statements and other documents, as they have been supplemented, modified or amended since the date of filing, are referred to herein as the “Company SEC Reports.” As of their respective dates, and giving effect to any supplements, modifications or amendments thereto, (i) the Company SEC Reports complied in all material respects with the

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applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of such Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports. To the Company’s Knowledge, none of the Company SEC Reports is the subject of ongoing SEC review or investigation.

(b) The balance sheets, and the related statements of operations, stockholders’ equity, and cash flows (including, in each case, any related notes and schedules thereto) of the Company contained or to be contained in any Company SEC Report (collectively, the “Company Financial Statements”) complied, or will comply when filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been, or will be, prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as otherwise noted therein) and present fairly or will present fairly in all material respects the financial position and the results of operations and cash flows of the Company as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments). Except as disclosed or reflected in the Company Financial Statements as of and for the period ended December 31, 2015 or as otherwise disclosed in the financial statements of the Company contained in the Company SEC Reports filed after that date and prior to the date that is two Business Days prior to the date of this Agreement, the Company does not have any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) that are required to be recorded or reflected on a balance sheet prepared in accordance with GAAP, other than (i) liabilities or obligations incurred in the Ordinary Course of Business since December 31, 2015 or (ii) liabilities or obligations incurred in connection with the Transactions.

(c) The Company is not a party to, and does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the intended results, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Reports.

(d) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated by the SEC thereunder (the “Sarbanes-Oxley Act”). Each required form, report and document containing Company Financial Statements that has been filed with or submitted to the SEC was accompanied by the certifications, if any, required to be filed or submitted by the Company’s

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chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was complete and accurate and complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e) The Company maintains a system of disclosure controls and procedures (as defined in Rules 13a-15 or 15d-15 promulgated under the Exchange Act) designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ.

(f) The Company’s chief executive officer and its chief financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board and to Parent, (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(g) Since May 11, 2015, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting. To the Company’s Knowledge, there is no reason to believe that its chief executive officer or chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.6 Absence of Material Adverse Changes, etc. Since December 31, 2015 until the date of this Agreement, there has not been or occurred any event, change, effect, occurrence or development of a state of facts that, individually or in the aggregate, has had, and would reasonably be expected to have, a Company Material Adverse Effect. From September 30, 2016 until the date of this Agreement, except as contemplated hereby: (a) the business of the Company has been conducted in the Ordinary Course of Business; and (b) the Company has not taken any action that would have required Parent’s consent under Section 5.1 had such action or event occurred after the date of this Agreement (other than actions or events of the kind set forth in Section 5.1(b)(vii), Section 5.1(b)(viii), Section 5.1(b)(x), Section 5.1(b)(xix), Section 5.1(b)(xxi), Section 5.1(b)(xxiv) and Section 5.1(b)(xxv) (to the extent relating to Sections 5.1(b)(vii), 5.1(b)(viii), 5.1(b)(x), 5.1(b)(xix), 5.1(b)(xxi) or 5.1(b)(xxiv)) that have been taken or occurred in the Ordinary Course of Business).

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Section 3.7 Litigation. As of the date hereof, there are no (a) Actions pending or, to the Knowledge of the Company, threatened, against the Company or any of its properties or assets or (b) Judgments outstanding (or, to the Knowledge of the Company, threatened to be imposed) against the Company.

Section 3.8 Disclosure Documents. Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the Offer, including the Schedule 14D-9 to be filed with the SEC in connection with the Offer, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable (the “Company Disclosure Documents”), will comply as to form in all material respects with the applicable requirements of the Exchange Act and no Company Disclosure Document will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.9 Broker’s or Finder’s Fees. Except for MTS Health Partners, L.P. or its affiliates (together, the “Company Financial Advisor”), no agent, broker, investment banker, financial advisor or similar Person or firm acting on behalf of the Company or under the Company’s authority is or will be entitled to any advisory, commission, opinion, retainer or broker’s or finder’s fee or similar fee or commission from any of the parties hereto in connection with any of the Transactions. The Company has made available to Parent a complete and accurate copy of its engagement letter with the Company Financial Advisor for informational purposes only.

Section 3.10 Employee Plans.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all Employee Benefit Plans. For purposes of this Agreement, “Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any other plan, policy, program, practice, agreement, understanding or arrangements (whether written or oral) providing compensation or benefits to any current or former director, officer, employee or consultant of the Company or any ERISA Affiliate, which are maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any obligation or liability, whether actual or contingent, including any and all incentive, bonus, retirement, deferred compensation, vacation, holiday, cafeteria, medical, disability, sick leave, life insurance, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other stock-based compensation plans, change-in-control, retention, transaction or severance policies, programs, practices or arrangements. Neither the Company nor any other Person has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code. With respect to each Employee Benefit Plan, the Company has made available to Parent complete copies of (i) each Employee Benefit Plan (or, if not written, a written summary of its material terms), including all

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plan documents, trust agreements, annuity contracts, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications, (iii) the three most recent annual reports (Form 5500 series) filed with the IRS with respect to such Employee Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Employee Benefit Plan, (v) the most recent determination or opinion letters, if any, issued by the IRS with respect to any Employee Benefit Plan, (vi) the three most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Employee Benefit Plan, (vii) each material Contract or agreement relating to such Employee Benefit Plan and (viii) all private letter rulings, requests and letters issued with respect to any Employee Benefit Plan and filings, summaries of self-corrections or applications made under the Employee Plans Compliance Resolution System (as set forth in Revenue Procedure 2003-44 or 2006-27 and any predecessor or successor thereto) or the Voluntary Fiduciary Correction, Delinquent Filer Voluntary Compliance programs or Closing Agreement Programs with respect to the Employee Benefit Plans for the last three years.

(b) (i) Each Employee Benefit Plan has, in all material respects, been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) no actions, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan; and (iii) to the Knowledge of the Company, there are no pending investigations by any Governmental Authority involving any Employee Benefit Plan.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination or opinion letter from the IRS to the effect that such Employee Benefit Plan is qualified and the plan and trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code and, to the Knowledge of the Company, nothing has occurred and no condition exists which could reasonably be expected to result in the loss of such qualification or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(d) Neither the Company nor any of its ERISA Affiliates has within the last six years (i) sponsored, maintained or been obligated to contribute to an Employee Benefit Plan that is or was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(e) None of the Employee Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any Person, except as required by applicable Law.

(f) The Company Board’s Compensation Committee has: (i) approved each employment compensation, severance and employee benefit agreement, arrangement or understanding pursuant to which consideration is payable to any director or employee of the Company as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (including amendments to existing employment agreements, amendments to existing change in control agreements and/or new retention payment agreements being entered into by the Company and certain of the Company’s executive officers and other employees, in each case in connection with the

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Transactions); and (ii) taken all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such agreement, arrangement or understanding in accordance with Rule 14d-10(d)(2) under the Exchange Act. The Company Board has determined that the Company’s Compensation Committee is comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto.

(g) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been operated in compliance with Section 409A of the Code, the applicable proposed and final regulations thereunder, and any applicable IRS guidance, in all material respects. The Company does not have any liability or obligation to provide any gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code.

(h) Except as set forth on Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of any of the Transactions, alone or in connection with any other event, will (i) result in any payment becoming due to any current or former director, officer, employee or consultant of the Company (ii) increase any benefits under any Employee Benefit Plan or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit under any Employee Benefit Plan.

Section 3.11 Taxes.

(a) All federal income and other material Tax Returns required to be filed by, or on behalf of, the Company have been timely filed, or will be timely filed, in accordance with applicable Law, and all such Tax Returns are correct and complete in all material respects. The Company has paid in full on a timely basis all federal income and other material Taxes due and owing (whether or not shown to be due on any such Tax Returns) or has established in accordance with GAAP an adequate accrual therefor in the Company Financial Statements, and there are no material Liens on any of the material assets or properties of the Company with respect to Taxes.

(b) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company.

(c) The Company has not received written notice of any claim made by a Governmental Authority in a jurisdiction in which the Company does not file Tax Returns that the Company is required to file Tax Returns in, or pay Taxes to any Governmental Authority in, that jurisdiction.

(d) All deficiencies for income and other material amounts of Taxes asserted or assessed in writing against the Company have been fully and timely paid, settled or properly reflected in the most recent Company Financial Statements.

(e) The Company: (i) is not and has not been included in any “consolidated,” “affiliated,” “unitary” or “combined” Tax Return provided for under the Law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period; and (ii) has not incurred any liability for the payment of any Taxes for or to any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

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(f) The Company has not been, and will not be, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) During the past two years, or otherwise as part of a plan with the Transactions, the Company has not been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) The Company is not a party to, is not bound by, and does not have any obligation under, any Tax Sharing Agreement, other than customary Tax indemnification or allocation provisions in contracts not relating primarily to Taxes.

(i) The Company is not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority and no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation for any claim for or collection of Taxes of the Company.

(j) The Company will not be required to include any material amounts in, or exclude any material item of deduction from, income for any period (or portion thereof) ending after the Closing Date as a result of: (i) a change in method of accounting occurring prior to the Effective Time; (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Effective Time; (iii) a prepaid amount received, or paid, prior to the Effective Time; or (iv) deferred gains arising prior to the Effective Time.

(k) The Company has complied in all material respects with applicable Laws related to the withholding of Taxes and has withheld and paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under applicable Law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of the Section 6662 of the Code and the Company has not engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

Section 3.12 Environmental Matters. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(a) The Company is, and for the past five years has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, notices, approvals and Authorizations, if any, required under Environmental Laws in connection with the operation of the Company’s business.

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(b) There are no pending or, to the Knowledge of the Company, threatened, demands, claims, investigations, proceedings, information requests, or notices against the Company or, to the Knowledge of the Company, any property currently or formerly owned or leased by the Company alleging non-compliance with or liability under any Environmental Law. The Company has made available to Parent complete and accurate copies of any reports, assessments and investigations within its possession, custody or control regarding environmental matters.

(c) The Company has not stored, Released, used or disposed of any Hazardous Substances in a manner that would reasonably be expected to give rise to any liability under any Environmental Law.

Section 3.13 Compliance with Laws; Authorizations. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company is, and since January 1, 2015 has been, in compliance with all Laws applicable to the Company or by which it or its businesses, assets or properties is bound. Since January 1, 2015, no Governmental Authority has issued any written notice or written notification stating that the Company is not in material compliance with any Law. The Company has in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, variances, clearances, commissions, permits, consents and other rights from, and has made all declarations, notices, and filings with, all applicable Governmental Authorities (collectively, “Authorizations”) necessary for it to lawfully own, lease and operate its properties and assets and conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. This Section 3.13 does not relate to environmental matters, which are the subject of Section 3.12, employee benefit matters, which are the subject of Section 3.10, Taxes, which are the subject of Section 3.11, anti-corruption matters, which are the subject of Section 3.14 or regulatory/health law compliance matters, which are the subject of Section 3.15.

Section 3.14 FCPA and Anti-Corruption.

(a) None of the Company or, to the Company’s Knowledge, any Representative or Affiliate of the Company or any other Person associated with or acting on behalf of the Company has directly or indirectly: (i) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s business; (ii) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political party or campaign, official of any public international organization or official of any state-owned enterprise; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977 or the Anti-Kickback Act of 1986, each as amended, and any other applicable Law that relates to bribery or corruption (collectively, “Anti-Bribery Laws”); (iv) established or maintained any unlawful fund of corporate monies or other properties; or (v) made or proposed to make any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature, including to healthcare providers or those employed by any governmental institutions. Since January 1, 2014, and through the date of this Agreement, the Company has not received any written communication from any Person that alleges any of the foregoing.

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(b) None of the Company, any Representative or Affiliate of the Company or, to the Company’s Knowledge, any other Person associated with or acting on behalf of the Company has been subject to any Actions or Judgments, or made any voluntary disclosures to any Governmental Authority, involving the Company in any way relating to applicable Anti-Bribery Laws.

Section 3.15 Regulatory Matters.

(a) (i) The Company is in material compliance with all applicable Health Care Laws, which affect the business, Products, Product Candidates, properties, assets and activities of the Company, (ii) there is no pending or, to the Company’s Knowledge, threatened Action against the Company alleging any violation by the Company of any such Health Care Law, (iii) each Product Candidate has been developed, manufactured, labeled, stored, tested and otherwise produced in material compliance with applicable Health Care Laws, (iv) the Company holds, and is operating and has operated in material compliance with, all Regulatory Authorizations required by applicable Health Care Laws relating to the business, Products, Product Candidates, properties, assets and activities of the Company and (v) the Company has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof. With respect to each Product and Product Candidate, the Company has made available to Parent complete and accurate copies of all material clinical and preclinical data in the possession of the Company and all material written correspondence between the Company and the applicable Regulatory Authorities, in each case as requested by Parent.

(b) All preclinical and clinical trials conducted by or on behalf of the Company are being, or have been, conducted in material compliance with the required experimental protocols, procedures and controls, and all applicable Health Care Laws, including the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, all applicable requirements of Good Clinical Practice, Informed Consent and the requirements and conditions imposed by the relevant “Institutional Review Board,” as such term is defined by the FDA, and all applicable Health Care Laws of the relevant Regulatory Authorities outside the United States. No clinical trial conducted by or on behalf of the Company has been terminated or suspended by the FDA or any other applicable Regulatory Authority or Institutional Review Board, and neither the FDA nor any other applicable Regulatory Authority has commenced or threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, suspend or materially restrict, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company.

(c) All manufacturing operations conducted by, or for the benefit of, the Company with respect to any Product or Product Candidate being used in human clinical trials have been and are being conducted in all material respects in accordance with the applicable requirements of Good Manufacturing Practices. Neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has, with respect to any Product or Product Candidate, (i) been subject to a Regulatory Authority (including FDA) shutdown or import or export prohibition or

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(ii) received any FDA Form 483, or other Regulatory Authority notice of inspectional observations, “warning letters,” “untitled letters” or written requests or requirements to make any change to any Product or Product Candidate or any of the Company’s processes or procedures, or any similar correspondence or notice from the FDA or any other Regulatory Authority in respect of the Company or its business operations alleging or asserting noncompliance with any applicable Law, permit or such requests or requirements of a Regulatory Authority and, to the Knowledge of the Company, neither the FDA nor any Regulatory Authority is considering such action.

(d) All applications, notifications, submissions, information, claims, reports, statistics and other data utilized as the basis for, or submitted in connection with, any and all Regulatory Authorizations from the FDA or any other Regulatory Authority relating to the Company, its business operations, Products and Product Candidates, when submitted to the FDA or such other Regulatory Authority were complete and accurate in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modifications to such applications, submissions, information and data have been submitted to the FDA or such other Regulatory Authority. None of the Company or any of its officers, employees, agents or, to the Knowledge of the Company, any clinical investigator acting for the Company, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company or any of its officers, employees, agents or, to the Knowledge of the Company, any clinical investigator acting for the Company, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result, or has resulted, in (i) debarment under 21 U.S.C. Section 335a or any similar Law, or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(e) No Product or Product Candidate that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company has been recalled, withdrawn, or suspended (whether voluntarily or otherwise). No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such Product or Product Candidate or pre-market approvals or marketing authorizations are pending or, to the Knowledge of the Company, threatened against the Company or any of its Affiliates, nor have any such proceedings been pending at any time. The Company has made available to Parent all information about adverse drug experiences obtained or otherwise received by the Company from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, clinical investigations, surveillance studies or registries, reports in the scientific literature and unpublished scientific papers relating to any Product or Product Candidate that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company or any of its licensors or licensees in the possession of the Company (or to which it has access). In addition, the Company has filed all annual and periodic reports, amendments and safety reports required for any of its Products or Product Candidates required to be made to the FDA or any other Regulatory Authority.

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(f) The Company has complied in all material respects with all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder and (ii) any applicable state or foreign privacy Laws.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all of the following Intellectual Property that is owned or purported to be owned by the Company: (i) registered Patents and pending applications for Patents, (ii) registered Trademarks and pending applications for registration of Trademarks, (iii) Internet domain names, (iv) registered Copyrights and pending applications for registration of Copyrights (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”), and (v) material unregistered Trademarks (for which there are no pending applications). Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all of the Company Registered Intellectual Property is subsisting and in full force and effect, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property in full force and effect.

(b) The Company is the sole and exclusive owner of, or has a license, sublicense or otherwise possesses legally enforceable rights to use all Intellectual Property used in or necessary for the conduct of the business of the Company as presently conducted (the “Company Intellectual Property”), free and clear of all Liens; provided, however, that this sentence shall not be construed as a representation and warranty of non-infringement. For the avoidance of doubt, to the extent the Company has been granted licenses to Patents owned by a third party, such licenses are Company Material Contracts, and the Company has made available to Parent copies of all such licenses, including any amendments thereto. Except as set forth in Section 3.16(b) of the Company Disclosure Letter, no third party has any joint ownership interest in any inventions claimed by any issued Patents or pending claims in any applications for Patents included in the Company Registered Intellectual Property.

(c) The Company has diligently prepared or is diligently preparing to file Patent applications for all potentially patentable inventions within the Company Intellectual Property owned or purportedly owned by the Company in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application, except, where in the exercise of reasonable business judgment, the Company has decided not to file a Patent application on a potentially patentable invention. Except for such non-compliance that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company has complied with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent and Patent application included in the

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Company Registered Intellectual Property. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no public disclosure bar has occurred or on-sale bar has arisen which has had or would reasonably be expected to render any Patent contained in the Company Registered Intellectual Property unenforceable or, in the case of any claims of pending Patent applications, rendering such claims unpatentable.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the Knowledge of the Company (i) the conduct of the business of the Company as presently conducted has not infringed, misappropriated or otherwise violated and is not infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, and (ii) no third party has infringed, misappropriated or otherwise violated or is infringing, misappropriating or otherwise violating any of the Company Registered Intellectual Property or other material Company Intellectual Property owned or purported to be owned by the Company, and no such claims have been made against any third party by the Company.

(e) Except as set forth in Section 3.16(e) of the Company Disclosure Letter, as of the date of this Agreement, there is no action pending or, to the Knowledge of the Company, threatened, against the Company (other than, for clarity, office actions), and, the Company has not received any notice from any Person since January 1, 2014, in each case, pursuant to which any Person is (i) alleging that the conduct of the business of the Company is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, or (ii) contesting the use, ownership, validity or enforceability of any of the Company Intellectual Property owned or purported to be owned by the Company, except, in the case of clauses (i) and (ii), as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. None of the material Company Intellectual Property owned or purported to be owned by the Company is subject in any material respect to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Company Intellectual Property.

(f) No past or present director, officer or employee of the Company owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Company Intellectual Property. The Company has executed valid and enforceable written agreements with each of its past and present directors, officers, employees, consultants and independent contractors who are engaged in creating or developing for the Company any material Company Intellectual Property in the course of such Person’s employment or retention thereby, pursuant to which such Person has (i) agreed to hold all confidential information of the Company in confidence and (ii) presently assigned to the Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no material uncured breach by either party under any such agreement.

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(g) The Company has taken commercially reasonable steps to maintain the secrecy and confidentiality of all material Trade Secrets included in the Company Intellectual Property owned or purported to be owned by the Company. No Trade Secret that is material to the business of the Company as presently conducted has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any of the Company’s past or present employees or any third person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(h) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Company Intellectual Property, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or educational institution obtaining ownership of, or use rights to, such Company Intellectual Property, or does not require or otherwise obligate the Company to grant or offer to any such Governmental Authority or educational institution any license or other right to such Company Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company who contributed to the creation or development of the Company Intellectual Property has performed services for a Governmental Authority or any university, college, research institute or other educational institution related to the Company’s business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(i) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted; (ii) in the last twelve months, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company; and (iii) to the Knowledge of the Company, in the past 12 months, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

(j) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify (x) any agreement relating to any Company Intellectual Property owned or purported to be owned by or exclusively licensed to the Company or (y) any agreement as to which the Company is a party and pursuant to which the Company is authorized to use any Intellectual Property of any third party that is material to the business of the Company as presently conducted, excluding in each case generally commercially available, off-the-shelf software programs available at a cost of not more than $50,000 in aggregate; (ii) result in or require the grant, assignment or transfer to any other Person (other than Parent, Merger Sub or any of their respective Affiliates) of any license or other right or interest under, to or in any of the Company Intellectual Property owned or purported to be owned by or exclusively licensed to the Company or any of the Intellectual Property of Parent, Merger Sub or any of their respective Affiliates; or (iii) cause a material loss or impairment of any Company Intellectual Property.

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Section 3.17 Employment Matters.

(a) The Company is not the subject of, nor, to the Company’s Knowledge, is there threatened, any proceeding asserting that the Company has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization. There are no pending or, to the Company’s Knowledge, threatened labor strikes, walkouts, work stoppages, slow-downs or lockouts involving the Company, nor have there been any such actions within the past three years. The Company is not and has never been a party to, nor is it currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any labor union or organization. To the Company’s Knowledge, there are no union organizing activities involving any employee of the Company, nor have there been any such activities within the past three years. The Company has not failed to comply, in any material respect, with any applicable Laws relating to labor and employment, including those relating to wages, hours, benefits, labor and the Immigration and Nationality Act, 8 U.S.C. Sections 1101 et seq. and its implementing regulations. The Company is not a party, and is not otherwise bound by, any consent decree or settlement agreement with any Governmental Authority relating to employees or employment practices. No Action brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of any employees of the Company is pending or, to the Knowledge of the Company, threatened.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a complete and accurate list of (i) the name of each officer and employee of the Company, (ii) each other individual who has accepted an offer of employment made by the Company but whose employment has not yet commenced and (iii) the names of each other individual to whom an offer of employment is outstanding by the Company, in each case on the date of this Agreement, together with each such individual’s actual or offered position or function, date of hire, seniority recognized to the extent preceding hire dates, status as active or non-active and as a U.S. citizen or lawful permanent resident, annual base salary or wages and any incentive or bonus arrangement with respect to such individual in effect on such date and the target bonuses under those arrangements for the current fiscal year.

(c) All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual other than with respect to wages accrued before the termination. The relationships with all individuals who act on their own as contractors or as other service providers can be terminated at any time for any reason without any amounts being owed to such individuals, other than with respect to compensation or payments accrued before the notice of termination. No employee is on disability or other leave of absence, other than short term absences of less than three weeks. The Company has not sponsored any employee for, or otherwise knowingly engaged any employee working pursuant to, a non-immigrant visa.

(d) All individuals who perform services for the Company and who have been classified as other than employees have been properly classified. All employees of the Company are employed in the United States, and none of the written terms and conditions of their employment provide for the application of the Law of any jurisdiction other than the United States.

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(e) The Company has made available to Parent complete and accurate copy of each personnel policy and written personnel rule or procedure generally applicable to employees of the Company.

Section 3.18 Material Contracts.

(a) Section 3.18(a) of the Company Disclosure Letter contains a complete and accurate list of each of the Company Material Contracts to which the Company is a party or by which it is bound as of the date of this Agreement. The Company has made available to Parent a complete and accurate copy of each Company Material Contract. As used in this Agreement, “Company Material Contract” means, as of the date hereof:

(i)	each “material contract” of the Company, as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii)	each non-competition or other Contract to which the Company is a party that (A) restricts the ability of the Company or its Affiliates to compete in any business or with any Person in any geographical area, (B) requires the Company or its Affiliates to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party development rights or marketing or distribution rights relating to any Product or Product Candidate, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to any Product or Product Candidate in favor of any third party or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii)	each Contract under which the Company (A) licenses Intellectual Property from or to any third party (other than generally commercially available, off-the-shelf software programs available at a cost of not more than $50,000 in aggregate), or (B) develops any material Intellectual Property, itself or through a third party, except, in each case, for such license or development Contracts that are not material to the Company;

(iv)	each Contract to which the Company is a party with any academic institution, research center or Governmental Authority to which the Company is a party that provides for the provision of funding to the Company for research and development or similar activities involving the creation of any material Intellectual Property or other assets;

(v)	each Contract to which the Company is a party that provides for aggregate payments or receipts in excess of $250,000;

(vi)	each Contract to which the Company is a party relating to indebtedness for borrowed money or any financial guaranty, in each case with respect to a principal amount in excess of $250,000;

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(vii)	each Contract to which the Company is a party that provides for the acquisition or disposition, directly or indirectly, of any assets (other than acquisitions or dispositions of assets in the Ordinary Course of Business) or businesses (whether by merger, sale of stock, sale of assets or otherwise) that (A) has not yet been consummated or (B) has outstanding any material purchase price adjustment, “earn-out,” payment or other material obligations on the part of the Company;

(viii)	each Contract to which the Company is a party pursuant to which the Company has continuing indemnification, guarantee, royalty payments, achievement of results payments, milestone payments, “earn-out” or other contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the Ordinary Course of Business), in each case that could result in payments in excess of $250,000;

(ix)	each Contract to which the Company is a party that obligates the Company to make any capital commitment, loan or expenditure, in an amount in excess of $250,000;

(x)	other than Options, Restricted Stock Units and the ESPP, each Contract that requires or permits the Company, or any successor thereto or acquirer thereof, to make any payment to another person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(xi)	each Contract to which the Company is a party with any Governmental Authority, in each case that could result in payments in excess of $250,000 (other than for or in respect of any Tax);

(xii)	each Contract to which the Company is a party that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(xiii)	each Contract with or binding upon the Company or any of its properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xiv)	each Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company leases or subleases any material real property (collectively, the “Company Leases”).

(b) Each Company Material Contract is valid, binding and enforceable on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be binding, enforceable or in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has not received written notice that it has

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breached, violated or defaulted under any Company Material Contract in any material respect. The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions and the compliance with the provisions of this Agreement will not result in a breach or violation of, or default under, in any material respect, any Company Material Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.19 Properties.

(a) The Company does not own, and has never owned, any real property.

(b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets. There are no Liens (other than Permitted Liens) on any such tangible property or assets.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Leases and the address for each of the premises. The real property leased or occupied under any of the Company Leases shall hereinafter be referred to as the “Leased Real Property.” The Company holds a valid leasehold interest in each Company Lease. The Company is not in material default under any of the Company Leases, and the Company does not lease, sublease or license any of the Leased Real Property to any Person.

Section 3.20 Insurance. The Company has provided to Parent complete and accurate copies of all material insurance policies of the Company. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (a) the Company maintains insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate; (b) all material insurance policies maintained by or on behalf of the Company as of the date of this Agreement are in full force and effect on the date hereof and all premiums due on such policies have been paid by the Company; and (c) the Company is not in breach or default under such policies where such breach or default would permit cancellation, termination or modification of such insurance policies.

Section 3.21 Fairness Opinion. The Company Board has received from the Company Financial Advisor an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective Affiliates or holders of shares cancelled pursuant to Section 2.5(b) or Dissenting Shares) pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders (such opinion, the “Fairness Opinion”). The Company has made available to Parent a complete and accurate copy of the Fairness Opinion for informational purposes only.

Section 3.22 Affiliate Transactions. No present or former officer or director of the Company, Affiliate of the Company or any Person owning 5% or more of the Shares, and no family member of any such Person, is a party to any Contract with or binding upon the Company or any of its properties or assets, or has any interest in any property owned, leased or occupied by the Company, or has engaged in any transaction with any of the foregoing within the 12 months preceding the date of this Agreement.

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Section 3.23 Books and Records. The books and records of the Company have been, and are being, fully, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements in all material respects, and reflect only actual transactions. The Company has made available to Parent accurate and complete copies of the minutes of all meetings (and, in the case of the Company Board or any committee thereof, copies of all written consents) of stockholders, the Company Board and each committee thereof since May 11, 2015; provided, that the Company shall not be obligated to furnish to Parent any written consents or minutes for meetings or portions of meetings to the extent that they discuss the Transactions or alternative transactions considered by the Company Board.

Section 3.24 No Additional Representations. Neither the Company nor any of its Affiliates or Representatives is making any representation or warranty on behalf of the Company of any kind or nature whatsoever, oral or written, express or implied (including any relating to financial condition, results of operations, prospects, assets or liabilities of the Company), except as expressly set forth in this Article 3 (as modified by the Company Disclosure Letter), and the Company hereby disclaims any and all such other representations and warranties. Without limiting the express representations and warranties in this Article 3, and without limiting the broad nature of the disclaimer set forth in the prior sentence, no representation or warranty is made or implied as a result of the Company making available to Parent and Merger Sub any management presentations, information, documents, projections, forecasts and other material in the “electronic data room” or otherwise. Notwithstanding the foregoing, nothing in this Section 3.24 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

Section 4.2 Merger Sub. Merger Sub is a wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation and prior to the Effective Time, Merger Sub has not carried, and will not carry, on any business or conduct any operations and has not incurred, and will not incur, any material liability, except in each case the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

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Section 4.3 Authorization; No Conflict.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by the respective Boards of Directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement. Parent, as the sole stockholder of Merger Sub, will vote to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of each of Parent and Merger Sub, assuming due and valid authorization, execution and delivery thereof by the Company, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The respective Board of Directors of each of Parent and Merger Sub has, by resolutions duly adopted, approved and declared the advisability of this Agreement, the Offer, the Merger and the other Transactions, which resolutions, as of the date of this Agreement, have not been rescinded or modified in any way.

(c) Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the performance or consummation by Parent or Merger Sub of the Transactions will (i) result in a violation or breach of or conflict with the certificate of incorporation, bylaws or other charter documents of Parent or Merger Sub; (ii) result in a modification, violation or breach of or conflict with any provisions of, or result in the loss of any material benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase (including pursuant to any right of first refusal or the like) under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by Parent or Merger Sub under any of the terms, conditions or provisions of any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets may be bound; or (iii) subject to obtaining or making the Consents referred to in Section 4.3(d) below, violate any Judgment or Law applicable to Parent or Merger Sub or any of their respective properties or assets other than any such event or events described in clause (ii) or (iii) that have not had a Parent Material Adverse Effect.

(d) No Consent with or of any Governmental Authority is necessary to be obtained or made by Parent, Merger Sub or any other Subsidiary of Parent in connection with Parent’s or Merger Sub’s execution and delivery of this Agreement or the consummation by Parent or Merger Sub of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation

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to transact business; (ii) the filing with the SEC of the Offer Documents and such reports under Sections 13 or 16 of the Exchange Act as may be required in connection with this Agreement and the Transactions; (iii) compliance with the rules of NASDAQ; and (iv) such Consents as may be required under the HSR Act.

Section 4.4 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, on the date such documents are first filed with the SEC, at any time they are amended or supplemented or at the time they are first published, sent or given to holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they shall be made, not misleading. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents.

Section 4.5 Source of Funds. Each of Parent and Merger Sub will have available as of the Acceptance Time all of the funds that are necessary to consummate the Offer and the Merger and to perform their respective obligations under this Agreement. Parent’s and Merger Sub’s obligations hereunder are not contingent upon any financing.

Section 4.6 Solvency. After giving effect to each of the Transactions, neither Parent nor Merger Sub will (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured); (ii) have unreasonably small capital with which to engage in its business; or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

Section 4.7 Broker’s or Finder’s Fees. Except for Goldman, Sachs & Co., no agent, broker, investment banker, financial advisor or similar Person or firm acting on behalf of Parent, Merger Sub or any Parent Subsidiary or under Parent’s, Merger Sub’s or any Parent Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses from any of the parties hereto in connection with any of the Transactions.

Section 4.8 Ownership of Company Common Stock. Except for 54,683 Shares owned by Parent, as of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates own, beneficially or of record, any shares of Company Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Company Common Stock except pursuant to this Agreement and the Tender and Support Agreements.

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Section 4.9 Absence of Certain Arrangements. Other than this Agreement, the Tender and Support Agreements and Contracts relating to Parent’s investments in Persons affiliated with certain members of the Company Board, as of the date of this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, the Company Financial Advisor or any of their respective Affiliates, on the other hand, relating to the Transactions or the operations of the Company after the Effective Time or that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 4.10 Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened, against Parent or Merger Sub, except where such Actions have not had and are not reasonably expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no material Judgments outstanding (or, to the Knowledge of Parent, threatened) against Parent or Merger Sub, except for such outstanding or threatened Judgments that have not had a Parent Material Adverse Effect.

Section 4.11 Independent Investigation. In entering into this Agreement, Parent and Merger Sub represent, warrant, acknowledge and agree that, except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter and the Company SEC Reports), it has not relied upon the accuracy or completeness of any representation or warranty, either express or implied, with respect to the Company or its business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “electronic data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives made or provided by the Company or any of its stockholders, controlling persons or Representatives; provided, however, that nothing in this Section 4.11 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

ARTICLE 5

CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company Pending the Acceptance Time.

(a) Except (i) as Parent shall otherwise consent (such consent not to be unreasonably withheld, conditioned or delayed); (ii) for such action that is expressly permitted or required pursuant to this Agreement (including Section 5.1 of the Company Disclosure Letter); or (iii) as required by any applicable Law or Judgment or by the terms of any Contract or Employee Benefit Plan as in effect on the date hereof and disclosed on the Company Disclosure Letter, between the date of this Agreement and the Acceptance Time, the Company shall (A) conduct its business in the Ordinary Course of Business; and (B) use its commercially reasonable efforts to maintain and preserve intact the material aspects of its business organization, to maintain its business relationships and goodwill with suppliers, contractors, distributors, customers, partners,

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licensors, licensees and others having material business relationships with it, to retain the services of the Company’s business associates, agents, current officers and key employees, to prosecute and maintain intellectual property in the Ordinary Course of Business, and to comply in all material respects with all applicable Laws and the requirements of all Company Material Contracts.

(b) Without limiting the generality of the foregoing Section 5.1(a), and except as (x) Parent shall otherwise consent (such consent not to be unreasonably withheld, conditioned or delayed); (y) such action is expressly permitted or required pursuant to this Agreement (including Section 5.1 of the Company Disclosure Letter); or (z) required by any applicable Law or Judgment or by the terms of any Contract or Employee Benefit Plan as in effect on the date hereof and disclosed on the Company Disclosure Letter, between the date of this Agreement and the Acceptance Time, the Company shall not do any of the following:

(i)	form any Subsidiary or acquire (including by merger, consolidation, acquisition of stock or assets or otherwise), in one transaction or any series of related transactions, directly or indirectly, any assets, securities (other than Specified Securities or other marketable securities), properties, rights, interests in any Person (or any division thereof) or businesses (other than any such purchases in the Ordinary Course of Business);

(ii)	sell, lease, sublease, license, sublicense, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, transfer or dispose of, or create or incur any Lien on, any of the Company’s assets (including Company Intellectual Property), Authorizations, securities (other than Specified Securities or other marketable securities), properties, rights, interests or businesses;

(iii)	amend or propose to amend the Company Charter Documents;

(iv)	declare, set aside, set a record date for, or pay any dividend or other distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any Company Securities or enter into any agreement with respect to the voting of Company Securities;

(v)	purchase, redeem or otherwise acquire, or authorize or agree to purchase, redeem or acquire, any Company Securities (except, with respect to Company Securities outstanding under any Stock Plan, in the Ordinary Course of Business or as required by the applicable Stock Plan, pursuant to the exercise of repurchase rights in existence on the date hereof and disclosed on the Company Disclosure Letter);

(vi)	split, combine, subdivide or reclassify any Company Securities;

(vii)

issue, sell, grant, dispose of, pledge, deliver, transfer or otherwise encumber or authorize, propose or agree to the issuance, sale, grant, disposition, pledge, delivery, transfer or encumbrance by the Company of, any Company Securities, except (A) for Shares issuable upon the exercise or conversion of Options and

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Restricted Stock Units outstanding on the date hereof in accordance with their terms as of the date hereof or (B) for the issuance of Company Common Stock pursuant to the ESPP during the Current Purchase Period in compliance with the provisions of Section 2.8(d);

(viii)	commence any new, or extend any existing, offering or purchase period under the ESPP;

(ix)	(A) incur, assume, or modify in any material respect, the terms of any indebtedness for borrowed money (other than trade payables) in excess of $250,000 in the aggregate or guarantee, endorse or otherwise become responsible for any such indebtedness or (B) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than as required in accordance with the terms of the Contract evidencing such indebtedness;

(x)	except as required by Law or any Employee Benefit Plan as in effect on the date hereof, (A) grant or increase the severance or termination pay to any current or former director, employee, agent or consultant of the Company; (B) execute any employment, consultancy, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, employee, agent or consultant of the Company; (C) increase the benefits payable beyond the level of any existing severance or termination pay practices or employment agreements; (D) increase the compensation, bonus or other benefits of any current or former director, employee, agent or consultant of the Company; (E) adopt, enter into or establish any new Employee Benefit Plan or arrangement that would be an Employee Benefit Plan if in existence on the date hereof or amend or terminate any existing Employee Benefit Plan; (F) provide for the grant of Options, Restricted Stock Units or any other equity-based compensation awards; (G) accelerate the payment, right to payment, funding or vesting of any compensation or benefits; (H) lend or advance any money or other property to any present or former director or employee of the Company; (I) hire any person for employment with the Company; or (J) enter into any collective bargaining agreement or other labor agreement;

(xi)	make, change or rescind any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material Tax refund, settle or compromise any material Tax claim, audit or assessment, or consent to any waiver of the statute of limitations period applicable to any material Tax or material Tax Return;

(xii)

agree to or otherwise settle, compromise, release, assign or otherwise resolve in whole or in part any Action (including any Action relating to this Agreement or the Transactions) for an amount of $250,000 or more (excluding any amounts paid or reimbursed by any insurance policy) or any of its obligations or liabilities in excess of such amount; provided, however, that the Company shall not settle any Action (regardless of the amount involved) if any such settlement would

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impose any material obligation or restriction on the Company from time to time or on the Company’s ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any material changes to the business of the Company from time to time;

(xiii)	engage in any transaction or series of transactions with any Affiliate that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, without regard to any monetary thresholds therein;

(xiv)	make or commit to make capital expenditures other than in accordance with the capital expenditure budget set forth on Section 5.1(b)(xiv) of the Company Disclosure Letter;

(xv)	make any loans, advances or capital contributions to, or investments in, any other Person, whether or not in the Ordinary Course of Business in an amount not exceeding $250,000 in the aggregate;

(xvi)	enter into any agreement, arrangement or commitment that materially limits or otherwise restricts the Company from time to time from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material changes or restrictions on its assets, operations or business;

(xvii)	enter into any material lease or sublease of real property (whether as lessor, sublessor, lessee or sublessee) or materially modify, materially amend, terminate or fail to exercise any right to renew any Company Lease;

(xviii)	materially change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act;

(xix)	take or fail to take any action that would reasonably be expected to result in any of the Offer Conditions not being satisfied or prevent or materially delay or impede the consummation of the Transactions, except as permitted under Section 6.6;

(xx)	adopt a plan of complete or partial liquidation (or resolutions providing for or authorizing such liquidation), dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(xxi)	except as provided in the Company’s 2017 Budget that was made available to Parent (A) enter into any agreement that would constitute a Company Material Contract if it were in existence on the date hereof, (B) terminate, amend, restate or supplement any Company Material Contract or (C) waive, release or assign any rights or claims under any Company Material Contract;

(xxii)	fail to keep in full force and effect all insurance policies maintained by the Company, other than such policies that expire by their terms (in which event the Company shall renew or replace such policies) or changes to such policies made in the Ordinary Course of Business;

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(xxiii)	participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar Governmental Authority without providing Parent (whenever feasible and to the extent permitted under applicable Law) with prior written notice and, within 24 hours from the time such written notice is delivered, the opportunity to consult with the Company with respect to such correspondence, communication or consultation;

(xxiv)	with respect to Company Intellectual Property, (A) sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Company Intellectual Property, (B) extend, amend, waive, cancel or modify any rights in or to the Company Intellectual Property, (C) fail to diligently prosecute the patent applications owned by the Company or (D) divulge, furnish to or make accessible any Trade Secrets within Company Intellectual Property to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets; or

(xxv)	authorize, approve, agree, commit or offer to take any of the actions precluded by this Section 5.1(b).

(c) Parent acknowledges and agrees that nothing contained in this Agreement shall give Parent or Merger Sub the right to control or direct the operations of the Company prior to the Effective Time within the meaning of applicable Antitrust Laws.

Section 5.2 Cash Management. Prior to the Acceptance Time, the Company shall convert all Available for Sale Securities to Cash and Cash Equivalents.

ARTICLE 6

ADDITIONAL AGREEMENTS

Section 6.1 Employee Benefits Matters.

(a) For a period of one year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to each individual who, immediately prior to the Effective Time, is a Company Employee, including any individual on an approved leave of absence (including short-term disability leave) immediately prior to the Effective Time who continues employment with the Surviving Corporation or Parent during such one-year period (a “Continuing Company Employee”), (i) the same salary or hourly wage rate provided to such Continuing Company Employee immediately prior to the Effective Time; (ii) the same short-term (annual or more frequent) target bonus opportunity provided to such Continuing Company Employee immediately prior to the Effective Time; and (iii) benefits (excluding equity and equity-based awards and change in control plans, programs or arrangements) that are substantially comparable to those provided to such Continuing Company Employee under the benefit plans, programs, policies, agreements and arrangements of the

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Company in effect immediately prior to the Effective Time. Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing in this Section 6.1(a) shall preclude the Surviving Corporation from terminating the employment of any Continuing Company Employee for any lawful reason.

(b) From and after the Effective Time, Parent shall honor and shall cause the Surviving Corporation to honor all Employee Benefit Plans of the Company (excluding the Stock Plans and the ESPP to be terminated at or prior to the Effective Time in accordance herewith), in each case in accordance with their terms as in effect immediately before the Effective Time; provided, that this Section 6.1(b) shall not prevent the amendment or termination of any specific Employee Benefit Plan or Contract in accordance with the terms thereof.

(c) For purposes of vesting, participation, eligibility for vacation pay and level of benefits under the employee benefit plans of Parent providing benefits to any Continuing Company Employees after the Effective Time (the “New Plans”), each Continuing Company Employee shall be credited with his or her years of service with the Company and its predecessors before the Effective Time, to the same extent as such Continuing Company Employee was entitled, before the Effective Time, to credit for such service under any similar Employee Benefit Plan in which such Continuing Company Employee participated immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or for purposes of benefit accrual. In addition, and without limiting the generality of the foregoing, (i) each Continuing Company Employee shall be immediately eligible to participate, without any waiting period, in any and all New Plans except to the extent any waiting period in effect under the comparable Employee Benefit Plan in which such Continuing Company Employee participated immediately prior to the Effective Time would not have been satisfied; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Company Employee, Parent shall cause all pre-existing condition exclusions of such New Plan to be waived for such Continuing Company Employee and his or her covered dependents.

(d) Nothing in this Agreement shall, or be construed so as to (i) modify or amend any Employee Benefit Plan, New Plan or other agreement, plan, program, or document or (ii) obligate Parent or any of its Affiliates (including the Company following the Effective Time) to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent or any of its Affiliates (including the Company following the Effective Time) from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time. Without limiting the generality of Section 9.6, nothing in this Section 6.1 shall be construed as giving any Person (including any Company Employee or dependent or beneficiary thereof) any right (including any third party beneficiary right), remedy or claim under or in respect of this Section 6.1 or any other provision of this Agreement.

Section 6.2 Public Statements. The parties shall issue a joint press release, mutually acceptable to the Company and Parent, promptly upon execution and delivery of this Agreement. Each of Parent and the Company agrees that, from and after the date of this Agreement until the Effective Time, the parties shall consult with each other prior to issuing any press release or making any public statement concerning the Transactions, except as such release or statement

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may be required by applicable Law, court process or any listing rules of NASDAQ or other national securities exchanges or trading markets; provided, however, that the foregoing restrictions shall not apply to any communications regarding either (a) a Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) is reasonably likely to constitute a Superior Proposal and that failure to issue such press release or make such public statement would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law; or (b) a Company Adverse Change Recommendation.

Section 6.3 Antitrust Law and Other Consents; Further Actions.

(a) Parent, Merger Sub and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions as promptly as practicable. Without limiting the generality of the foregoing, each party to this Agreement shall use commercially reasonable efforts to (i) make all filings or obtain as soon as practicable all Consents (if any) required to be made with or obtained from any Governmental Authority by such party in connection with the Offer, the Merger, and each of the other Transactions; and (ii) obtain as soon as practicable each other Consent (if any) of any third party (including any Governmental Authority) that is required, proper or advisable to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Offer, the Merger, and each of the other Transactions; provided, that in no event will the Company be obligated to pay prior to the Effective Time any material fee, penalty or other material consideration to any third party to obtain any consent pursuant to this Section 6.3. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any actions described in this Section 6.3.

(b) Without limiting the generality of Section 6.3(a), each of Parent and the Company shall (i) file and not withdraw as promptly as practicable after the date of this Agreement (but in no event later than the tenth Business Day after the date hereof) any notification and report forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, pursuant to the HSR Act, together with a request for early termination of the applicable waiting period under the HSR Act and (ii) as promptly as practicable after the date of this Agreement, make any filings required to be made by it with any Governmental Authority under any other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Other Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), and, in each case, shall promptly make any further filings pursuant thereto that may be necessary.

(c) If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, after consultation with the other party, an appropriate response to such request. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority

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relating to the Transactions without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the Transactions. In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use commercially reasonable efforts to resolve any objections that may be asserted with respect to the Transactions under any Antitrust Law as promptly as practicable.

(d) Notwithstanding anything to the contrary in this Agreement, neither Parent nor Merger Sub shall have any obligation to (or to cause any of its Subsidiaries or Affiliates or the Company to): (i) sell, license, divest or dispose of or hold separate the assets, Intellectual Property or businesses of any entity; (ii) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (iii) change or modify any course of conduct regarding future operations of any entity; (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (v) commit to take any such action in the foregoing clauses (i), (ii), (iii) or (iv); provided, however, that Parent and Merger Sub shall take the actions in the foregoing clauses (i), (ii), (iii) or (iv) with respect to the Company (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any Judgment that would otherwise have the effect of preventing, impairing or delaying the Acceptance Time or the Closing and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits anticipated to be derived by Parent and its Affiliates as a result of the Transactions. In addition, the Company shall not offer or commit to take any of the actions referred to in clauses (i), (ii), (iii) or (iv) of the immediately preceding sentence without Parent’s prior written consent. For the avoidance of doubt, Parent shall not require the Company to, and the Company shall not be required to, take any action with respect to any Order or any applicable Law which would bind the Company prior to the Effective Time.

Section 6.4 Notification of Certain Matters. Prior to the Effective Time (a) the Company shall provide prompt notice to Parent and Merger Sub: (i) of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions; (ii) of receipt of any notice or other communication from any Governmental Authority in connection with the Transactions; (iii) of any Action commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relates to the consummation of any of the Transactions; and (iv) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure by the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Offer or the Merger to fail to be satisfied; and (b) Parent shall provide prompt notice to the Company: (i) of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the

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Transactions and obtaining such consent would (in the good faith determination of Parent) reasonably be expected to prevent or materially delay the consummation of the Offer, the Merger or any of the other Transactions; (ii) of any Action commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting Parent that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relates to the consummation of any of the Transactions; (iii) of receipt of any notice or other communication from any Governmental Authority in connection with the Transactions; and (iv) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure by Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected result in a Parent Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the party receiving such notice; provided, further, that a party’s good faith failure to comply with this Section 6.4 shall not provide any other party the right not to effect the Transactions, except to the extent that any other provision of this Agreement independently provides such right.

Section 6.5 Access to Information; Confidentiality.

(a) During the Pre-Closing Period, the Company shall, and shall cause the officers, directors, employees and other Representatives of the Company to, provide the officers, employees, agents and other Representatives of Parent and Merger Sub reasonable access during normal business hours, to the officers, employees, Representatives, properties, facilities, books, records, work papers, correspondence (in each case, whether in physical or electronic form), contracts and other assets of the Company as Parent shall reasonably request as long as such access does not unreasonably interfere with the conduct of the Company’s business, and shall promptly furnish Parent and Merger Sub (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication received by the Company from the SEC concerning compliance with securities laws with respect to matters unrelated to the Transactions; (ii) at the Closing, a list of filings, payments or similar actions that must be taken by the Surviving Corporation within 60 days following the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing any registrations or applications for Company Registered Intellectual Property; and (iii) all other information concerning its business, properties and personnel, in each case (A) as Parent through its officers, employees, agents or other Representatives may reasonably request; (B) that is in the possession, custody or control of the Company or any of its Representatives; and (C) the disclosure of which would not (x) violate any Law or Judgment or any binding confidentiality obligation of the Company or (y) result in a waiver of attorney-client privilege, work product doctrine or similar privilege; provided, however, that the Company and Parent shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions in clause (C) above apply. Parent, Merger Sub and their respective officers, employees and agents will hold any such information that is non-public in confidence in accordance with the Confidentiality Agreement.

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(b) The provisions of the Confidentiality Agreement dated September 19, 2016 between Parent and the Company (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with its terms until the Effective Time (other than the first sentence of Section 6, Section 8 and Section 9 thereof, which shall terminate in full and have no further force of effect upon the execution and delivery of this Agreement), at which time the Confidentiality Agreement shall automatically terminate without further action.

Section 6.6 No Solicitation.

(a) During the Pre-Closing Period, except as permitted by Section 6.6(b), the Company shall not, and shall ensure that its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) do not, directly or indirectly, (i) initiate, solicit, or knowingly encourage or facilitate (including through the furnishing of any nonpublic information) the submission or announcement of any Takeover Proposal or any inquiry, indication of interest, offer or proposal that would reasonably be expected to lead to a Takeover Proposal (a “Takeover Inquiry”); (ii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or knowingly take any action to facilitate any inquiry or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal or Takeover Inquiry; (iii) approve, endorse or recommend any Takeover Proposal (or resolve or publicly propose to do any of the foregoing); or (iv) enter into any agreement, agreement in principle, letter of intent or similar document with respect to, or any Contract contemplating or otherwise relating to, any Takeover Proposal or Takeover Inquiry (other than an Acceptable Confidentiality Agreement) or accept any Takeover Proposal (or resolve or publicly propose to do any of the foregoing). Notwithstanding the foregoing, nothing contained in this Section 6.6(a) or elsewhere in this Agreement shall prohibit the Company, the Company Board or the Special Committee from stating and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that (A) this Section 6.6(a) shall not be deemed to permit the Company Board or the Special Committee to make a Company Adverse Change Recommendation except to the extent permitted by Section 6.6(d)(i) and (B) any such communication or disclosure, other than any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f), shall be deemed to be a Company Adverse Change Recommendation unless the Company Board and the Special Committee expressly publicly reaffirms the Company Board Recommendation in such disclosure. The Company acknowledges and agrees that (1) each stockholder of the Company that is a party to a Tender and Support Agreement and each of such stockholder’s directors, officers and employees shall be deemed to be a Representative of the Company for purposes of this Section 6.6 and (2) any action taken by any Representative of the Company which, if taken by the Company, would be a breach of the provisions set forth in this Section 6.6 shall be deemed to constitute a breach of this Section 6.6 by the Company.

(b) If at any time on or after the date of this Agreement and prior to the Acceptance Time, the Company or any of its Representatives receives from a third party an unsolicited bona fide written Takeover Proposal that has not been withdrawn, the Company and its Representatives shall be permitted to communicate with such third party solely to clarify the

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terms of such Takeover Proposal. In addition, and notwithstanding anything to the contrary in Section 6.6(a) or elsewhere in this Agreement, the Company and its Representatives may (x) enter into and participate in discussions or negotiations with such third party and its Representatives in response to such Takeover Proposal and (y) furnish access and nonpublic information to such third party if and only if: (i) prior to taking any action contemplated in clauses (x) or (y) above with respect to such third party, the Company Board or the Special Committee shall have determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, that such Takeover Proposal is reasonably likely to constitute a Superior Proposal and that the failure to take the actions contemplated in clauses (x) and (y) above would be inconsistent with the Company Board’s and the Special Committee’s fiduciary duties to the Company’s stockholders under applicable Law; (ii) there shall have been no material breach or violation of the terms of Section 6.6(a) in connection with such third party making such Takeover Proposal; and (iii) contemporaneously with furnishing or making available any information to such third party, the Company furnishes or makes available such information to Parent (to the extent such nonpublic information has not been previously furnished or made available to Parent). Any nonpublic information furnished to such third party shall be subject to an executed confidentiality agreement in a customary form that (A) is no less favorable to the Company with respect to confidentiality than the Confidentiality Agreement and (B) does not prohibit the Company from providing any information to Parent in accordance with this Section 6.6 or otherwise prohibit the Company from complying with its obligations under this Section 6.6 (“Acceptable Confidentiality Agreement”). During the Pre-Closing Period, the Company shall (1) promptly (and in any event within 24 hours) advise Parent in writing of the receipt of any Takeover Proposal or Takeover Inquiry that is made or submitted by any Person during the Pre-Closing Period, (2) provide to Parent a reasonably detailed summary of the material terms and conditions thereof (including the identity of the Person making such Takeover Proposal or Takeover Inquiry) and copies of any written materials received from or on behalf of such Person relating to such Takeover Proposal or Takeover Inquiry, (3) keep Parent reasonably informed of any material developments, discussions or negotiations regarding such Takeover Proposal or Takeover Inquiry (including any material modifications to the financial or other material terms and conditions of such Takeover Proposal or Takeover Inquiry) on a prompt basis (and provide copies of any written materials received from or on behalf of such Person relating to such Takeover Proposal or Takeover Inquiry) and (4) upon the request of Parent, reasonably inform Parent of the status of such Takeover Proposal or Takeover Inquiry.

(c) The Company shall and shall ensure that its Representatives immediately cease and cause to be terminated any solicitation, discussions or negotiations with any Person (other than Parent) conducted prior to the date of this Agreement that relate to any Takeover Proposal or Takeover Inquiry or any request for nonpublic information relating to the Company with respect to any Takeover Proposal or Takeover Inquiry. The Company shall also promptly terminate all physical and electronic data room access previously granted to any such Person or any of its Representatives and request the return or destruction of all confidential information provided by or on behalf of the Company to any such Person or any of its Representatives promptly after the date of this Agreement.

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(d) Company Adverse Change Recommendation; Takeover Proposal.

(i)	Subject to Section 6.6(d)(ii), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall: (A)(1) fail to make, withhold, withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation or (2) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Takeover Proposal (any action described in clause (A) of this Section 6.6(d)(i) being referred to as a “Company Adverse Change Recommendation”); (B) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent so requests in writing; or (C) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to, any Takeover Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.6(b)).

(ii)

Notwithstanding anything to the contrary contained in Section 6.6(d)(i) or elsewhere in this Agreement, at any time prior to the Acceptance Time, if (I) the Company has received a bona fide written Takeover Proposal (which Takeover Proposal did not result from or arise out of or in connection with a breach of this Section 6.6) from any Person that has not been withdrawn and, after consultation with outside legal counsel and the Company Financial Advisor, the Company Board and the Special Committee have determined in good faith that such Takeover Proposal is a Superior Proposal (after giving effect to all of the revisions to the terms of this Agreement which may be offered by Parent, including pursuant to clause (C) below) or (II) there has been an Intervening Event, then (x) the Company Board or the Special Committee prior to the Acceptance Time may make a Company Adverse Change Recommendation or (y) in the case of a Superior Proposal, the Company may terminate this Agreement in accordance with Section 8.1(d) in order to enter into a Specified Agreement with respect to such Superior Proposal, in the case of each of clauses (I) and (II), if and only if: (A) the Company Board and the Special Committee have determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, that the failure to do so would be inconsistent with the Company Board’s and the Special Committee’s fiduciary duties to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to make a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(d) at least four Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”), which notice shall have included (1) with respect to an Intervening Event, a description of the Intervening Event or (2) with respect to such Superior Proposal (which notice shall have included a copy of the Specified Agreement (in the case of clause (y) above), the identity of the Person making such Superior Proposal, a summary of the terms and conditions of such Superior Proposal in accordance with, and any other information required by, Section 6.6(b)); (C)(1) the Company shall have

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given Parent four Business Days after Parent’s receipt of the Determination Notice to propose revisions to the terms of this Agreement or make other proposals so that either (aa) such Takeover Proposal would cease to constitute a Superior Proposal or (bb) such Intervening Event would cease to warrant a Company Adverse Change Recommendation, and shall have made its Representatives available to, and negotiated in good faith with, Parent with respect to such proposed revisions or other proposals, if any, during such period, (2) at the end of such period, after considering the results of such negotiations and giving effect to such proposed revisions or other proposals made by Parent, if any, and after consultation with outside legal counsel and the Company Financial Advisor, the Company Board and the Special Committee shall have determined in good faith that such Takeover Proposal is still a Superior Proposal or such Intervening Event continues to warrant a Company Adverse Change Recommendation and, after consultation with outside legal counsel, that the failure to make such Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(d) would be inconsistent with the Company Board’s and the Special Committee’s fiduciary duties to the Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 6.6(d)(ii) shall also apply to every material amendment to any Takeover Proposal and shall require a new Determination Notice be delivered to Parent in accordance with clause (B) above, except that the “matching” period described in clauses (B) and (C) above shall be two Business Days rather than the initial four Business Day period.

Section 6.7 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to advancement of expenses, indemnification and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company (each an “Indemnified Party”) for such Person’s acts or omissions occurring prior to the Effective Time in his or her capacity as an officer or director of the Company as provided in the Company Charter Documents as in effect on the date of this Agreement, or pursuant to any other indemnification agreements identified on Section 6.7(a) of the Company Disclosure Letter in effect on the date of this Agreement, shall survive the Merger from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs. From and after the Effective Time until the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and advance expenses to, the Indemnified Parties with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred by such Indemnified Party in his or her capacity as a current or former officer or director of the Company in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, this Agreement or any of the other Transactions, in either case, to the fullest extent permitted by the Company Charter Documents, any other indemnification agreements identified on

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Section 6.7(a) of the Company Disclosure Letter in effect on the date of this Agreement, or applicable Law. From and after the Effective Time until the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable in any material respect regarding indemnification, advancement of expenses and exculpation of the Indemnified Parties than are set forth in the Company Charter Documents as in effect on the date of this Agreement.

(b) Parent shall either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors’ and officers’ liability insurance policy that is in effect on the date of this Agreement (the “D&O Insurance”) covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain, in consultation with the Company, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those Persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified Persons than those of the D&O Insurance; provided, that (A) Parent may substitute one or more policies of a reputable and financially sound insurance company for the D&O Insurance, so long as such substitute policies have at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Persons currently covered by the D&O Insurance; (B) Parent shall not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the amount paid by the Company for coverage for the period of 12 months most recently commenced prior to the date of this Agreement (such amount paid by the Company, the “Maximum Amount”); and (C) if the premium for the D&O Insurance or any substitutes therefor exceeds 250% of the Maximum Amount, Parent shall purchase a substitute policy with the greatest coverage available for 250% of the Maximum Amount. Parent shall provide, or cause to be provided, a copy of such D&O Insurance to each current director and officer of the Company.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7.

(d) The obligations of Parent and the Surviving Corporation under this Section 6.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.7 applies without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7, each of whom may enforce the provisions of this Section 6.7).

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(e) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company by Law, charter, statute, bylaw or agreement.

Section 6.8 Takeover Laws. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts (a) to take all actions necessary to ensure that no Takeover Law becomes applicable to this Agreement or the Transactions and (b) if any such Takeover Law becomes applicable to this Agreement or the Transactions, to take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise eliminate or minimize the effects of any such Takeover Law on the Transactions.

Section 6.9 Stock Exchange De-listing. After the Acceptance Time, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.10 Section 16 Matters. Prior to the Acceptance Time, the Company shall (and is permitted to) take all such steps as may be required to cause any dispositions of shares of Company Common Stock in connection with the Transactions (including derivative securities of such shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Company Board and its Compensation Committee) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company with current or future directors, officers or employees of the Company.

Section 6.12 Defense of Actions. The Company shall control the defense of any Action against the Company or any of its directors relating to this Agreement or the Transactions; provided that the Company shall promptly advise Parent of any such Action of which the Company is aware, keep Parent reasonably informed regarding any such Action and give Parent the opportunity to participate, at Parent’s expense, in such Action. The Company shall not settle or offer to settle any claim or Action against the Company or any of its directors relating to this Agreement or the Transactions without the prior written consent of Parent.

Section 6.13 Regulatory Matters. The Company shall provide Parent and its Representatives with complete and accurate copies of (a) all clinical and preclinical data relating to each Product and Product Candidate and (b) all written correspondence between the Company and the applicable Regulatory Authorities relating to any Product or Product Candidate, in the case of each of clauses (a) and (b) above, that comes into the Company’s possession or control

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during the Pre-Closing Period promptly after the Company obtains possession or control thereof. The Company shall, and shall cause its Representatives to (i) use commercially reasonable efforts to take, or cause to be taken, all actions that are necessary or desirable in order to prepare for, commence and undertake as promptly as practicable one or more human studies to assess the abuse liability and potential for pharmacokinetic drug interactions associated with or related to the Compound and (ii) consult and cooperate with Parent and consider in good faith the views of Parent in connection with the actions referred to in clause (i) above.

ARTICLE 7

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:

(a) No Injunctions or Restraints. No Judgment issued by a court of competent jurisdiction or by a Governmental Authority, nor any Law or other legal restraint or prohibition, shall be in effect that would make the Merger illegal or otherwise prevent or prohibit the consummation thereof.

(b) Completion of the Offer. Parent or Merger Sub shall have accepted for payment and paid for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time; or

(b) by either the Company or Parent as follows:

(i)	if the Acceptance Time shall not have occurred on or before June 17, 2017 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement under this Section 8.1(b)(i) if the failure of the Acceptance Time to occur on or before the Outside Date was principally caused by or resulted from the failure of such party (or in the case of Parent, Merger Sub) to fulfill any of its obligations under this Agreement in any material respect;

(ii)	if any Judgment issued by a court of competent jurisdiction or by a Governmental Authority, or a Law or other legal restraint or prohibition, in each case making the consummation of the Offer or the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the issuance of such Judgment was principally caused by or resulted from the failure of such party (or in the case of Parent, Merger Sub) to fulfill any of its obligations under this Agreement in any material respect; or

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(iii)	if the Offer (as it may have been extended pursuant to Section 1.1) expires or is terminated or withdrawn in accordance with its terms without the Minimum Tender Condition having been satisfied and the other Offer Conditions having been satisfied or waived by Parent, in each case without the acceptance for payment of any Shares thereunder (for avoidance of doubt, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b)(iii) unless and until Parent’s and Merger Sub’s right to extend the Offer pursuant to Section 1.1 has expired and Parent shall not be entitled to terminate this Agreement pursuant to this clause (iii) unless and until the Company’s right to request extension of the Offer pursuant to Section 1.1(c)(ii)(x) and (y) has expired); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the non-satisfaction of the Minimum Tender Condition or the other Offer Conditions or the termination or withdrawal of the Offer in accordance with its terms was principally caused by or resulted from the failure of such party (or in the case of Parent, Merger Sub) to fulfill any of its obligations under this Agreement in any material respect;

(c) by Parent, prior to the Acceptance Time, if: (i) the Company shall have effected a Company Adverse Change Recommendation (whether or not in compliance with Section 6.6); (ii) the Company Board or any committee thereof shall (A) approve, adopt, endorse or recommend any Takeover Proposal; or (B) approve or recommend, or enter into or allow the Company to enter into, a merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive Contract (other than an Acceptable Confidentiality Agreement contemplated by Section 6.6(a)) with respect to a Takeover Proposal; (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or to permit Parent to include the Company Board Recommendation in the Offer Documents; (iv) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten Business Days of the commencement of such tender offer or exchange offer; or (v) a Takeover Proposal shall have been publicly announced, and the Company shall have failed to issue a press release that reaffirms its recommendation of this Agreement, the Offer and the Merger, within ten Business Days after such Takeover Proposal is publicly announced;

(d) by the Company, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Company Board and the Special Committee shall have determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, constitutes a Superior Proposal in accordance with Section 6.6(d)(i) (a “Specified Agreement”), provided that (i) the Company has complied in all material respects with the requirements of Section 6.6 and (ii) concurrently with the termination of this Agreement, the Company pays the Termination Fee to Parent in accordance with the applicable provisions of Section 8.3 and enters into the Specified Agreement;

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(e) by Parent, prior to the Acceptance Time, if there has been a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of the Company, which breach or failure to perform (i) will, or would reasonably be expected to, cause any of the conditions set forth in Annex A not to be satisfied; and (ii) is incapable of being cured prior to the Outside Date; provided that Parent will not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement that has resulted in a Parent Material Adverse Effect;

(f) by the Company, prior to the Acceptance Time, if there has been a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of Parent or Merger Sub, which breach or failure to perform (i) shall have had a Parent Material Adverse Effect; and (ii) is incapable of being cured prior to the Outside Date; provided that the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(f) if the Company is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement; or

(g) by the Company, if Merger Sub shall not have commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer on or prior to the date on which Merger Sub is required to commence the Offer pursuant to Section 1.1(a); provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g), if such failure (A) is curable by Merger Sub and Merger Sub is continuing to exercise its commercially reasonable efforts to cure such failure, unless such failure shall remain uncured for a period of two Business Days commencing on the date that the Company gives Merger Sub notice of such failure, or (B) is attributable to a failure on the part of the Company to perform any covenant or obligation in this Agreement required to be performed by the Company.

The party desiring to terminate this Agreement shall deliver written notice of such termination to the other party, setting forth in such notice the provision of this Section 8.1 pursuant to which such party is terminating this Agreement.

Section 8.2 Effect of Termination. Upon the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and of no effect without any liability of any party to another party except for the provisions of (a) this Section 8.2; (b) Section 8.3 (Fees and Expenses); (c) Section 8.4 (Amendment); (d) Section 8.5 (Waiver) and (e) Article 9 (General Provisions), which shall survive such termination; provided that nothing herein shall relieve any party from liability for any fraud or willful and material breach of this Agreement. The Confidentiality Agreement (as amended pursuant to Section 6.5(b)) shall not be affected by the termination of this Agreement and shall continue in full force and effect in accordance with its terms, as amended pursuant to Section 6.5(b).

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Section 8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated. Parent shall bear and timely pay all filing fees associated with the HSR Act.

(b) The Company shall pay Parent a termination fee of $34,000,000 (the “Termination Fee”), in the event that this Agreement is terminated:

(i)	by Parent pursuant to Section 8.1(c);

(ii)	by the Company pursuant to Section 8.1(d); or

(iii)	by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(e), so long as, (A) before the date of such termination, a Takeover Proposal shall have been publicly announced or otherwise become publicly known; and (B) within 12 months after the date of termination, the Company shall have entered into a definitive agreement with respect to any Takeover Proposal or consummated any Takeover Proposal; provided, however, that, for purposes of this Section 8.3(b)(iii), all references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%.”

(c) Any fee due under Section 8.3(b)(i) shall be paid to Parent by wire transfer of same-day funds within two Business Days after the date of termination of this Agreement. Any fee under Section 8.3(b)(ii) shall be paid to Parent by wire transfer of same-day funds concurrently with the termination. Any fee due under Section 8.3(b)(iii) shall be paid to Parent by wire transfer of same-day funds within two Business Days after the earlier to occur of (i) the entry into a definitive agreement with respect to any Takeover Proposal or (ii) the consummation of any Takeover Proposal.

(d) In the event that Parent receives full payment pursuant to this Section 8.3, the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the Transactions or any matters forming the basis for such termination. The Company shall not be required to pay the Termination Fee on more than one occasion.

(e) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences an Action which

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results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Section 8.4 Amendment. Prior to the Acceptance Time, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements, covenants or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement, covenant or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered: (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) when delivered (with confirmation of delivery) if sent, fees prepaid, via a reputable nationwide express courier service; or (c) on the date of transmission (with confirmation of transmission) if sent by facsimile or electronic mail (or the first Business Day following such transmission if sent either after normal business hours of the recipient or on a date that is not a Business Day), in each case to the intended recipient as set forth below:

if to the Company:

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

Attn: Thomas Mathers, Chief Executive Officer

Telephone: (857) 285-6495

Facsimile: (978) 359-0267

Email: tmathers@colucid.com

with copies (which will not constitute notice) to:

Agreement and Plan of Merger	Page 55

Faegre Baker Daniels LLP

600 E. 96th Street

Suite 600

Indianapolis, IN 46240

Attn:	Dan Boeglin

Jonathan Zimmerman

Jonathan Nygren

Telephone:	(317) 569-9600
Facsimile:	(317) 569-4800
Email:	dan.boeglin@faegrebd.com

jon.zimmerman@faegrebd.com

jon.nygren@faegrebd.com

if to Parent or Merger Sub:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attn: General Counsel

Telephone: (317) 276-20

Facsimile: (317) 433-3000

Email: mjharrington@lilly.com

with a copy (which will not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn:	Raymond O. Gietz and Matthew J. Gilroy
Telephone:	(212) 310-8000
Facsimile:	(212) 310-8007
Email:	raymond.gietz@weil.com

matthew.gilroy@weil.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

Section 9.2 Nonsurvival of Representations and Warranties . None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.3 Interpretations. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed

Agreement and Plan of Merger	Page 56

in each case to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any Law shall be deemed to refer to such Law as from time to time amended and also to all rules and regulations promulgated thereunder and interpretations thereof, unless the context requires otherwise. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented and includes all exhibits, schedules or other attachments thereto. The words “made available to Parent” and words of similar import refer to information posted to the electronic data room hosted by SharePoint and maintained by the Company for purposes of the Transactions no later than 1:00 p.m., New York City time, on January 17, 2017; provided, however, that for purposes of Section 3.9 and Section 3.21, the words “made available to Parent” mean that the engagement letter referred to Section 3.9 and the Fairness Opinion referred to in Section 3.21, respectively, were delivered by electronic mail to Parent by the Company or its Representatives immediately prior to the execution of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.4 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice of laws principles of the state of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies and in respect of the statute of limitations or any other limitations period applicable to any claim, controversy or dispute.

(b) Each party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the Chosen Courts (as defined below), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (iv) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Agreement and Plan of Merger	Page 57

(c) Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto hereby: (i) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any such Action, seek to enforce the foregoing waiver; and (ii) acknowledges that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.4(c).

Section 9.5 Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile, email or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Receipt of a party’s executed signature page to this Agreement by facsimile, email or other electronic transmission with permission to release such signature page shall constitute effective execution and delivery of this Agreement by such party.

Section 9.6 Assignment; No Third Party Beneficiaries. This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent without the Company’s prior consent; provided, however, that no assignment shall release Parent of its obligations hereunder. This Agreement is not intended to, and will not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.7; and (b) from and after the Effective Time, the rights of holders of shares of the Company Common Stock, holders of Options, and holders of Restricted Stock Units, as applicable, to receive the consideration set forth in Article 2.

Section 9.7 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 9.8 Entire Agreement. This Agreement (including the Company Disclosure Letter, the Annex and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at Closing) and the Confidentiality Agreement (as amended pursuant to Section 6.5(b)) contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

Agreement and Plan of Merger	Page 58

Section 9.9 Enforcement; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.10 Disclosure Letter. The inclusion of any information in the Company Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in a Company Material Adverse Effect or is outside the Ordinary Course of Business.

Section 9.11 Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. No former, current or future direct or indirect equity holders, controlling Persons, stockholders, Representatives, affiliates, members, managers, general or limited partners or assignees of the Company, Parent or Merger Sub or any of their respective affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Merger Sub under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

[Signature Pages Follow]

Agreement and Plan of Merger	Page 59

IN WITNESS WHEREOF, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above.

PARENT:

ELI LILLY AND COMPANY

By:	/s/ David A. Ricks
	Name:	David A. Ricks
	Title:	President and CEO

Agreement and Plan of Merger	Signature Page

MERGER SUB:

PROCAR ACQUISITION CORPORATION

By:	/s/ Darren J. Carroll
	Name:	Darren J. Carroll
	Title:	President

Agreement and Plan of Merger	Signature Page

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed as of the date first written above.

COMPANY:

COLUCID PHARMACEUTICALS, INC.

By:	/s/ Thomas P. Mathers
	Name:	Thomas P. Mathers
	Title:	Chief Executive Officer

Agreement and Plan of Merger	Signature Page

Annex A

Conditions of the Offer

Capitalized terms used in this Annex A but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this Annex A is a part.

Notwithstanding any other term of the Offer or the Agreement to the contrary, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Agreement has been terminated in accordance with Article 8 of the Agreement; or (ii) at any scheduled Expiration Date (as it may have been extended pursuant to Section 1.1(c) of the Agreement), if (x) the conditions in clauses (a) and (d) below have not been satisfied by one minute after 11:59 p.m., New York City time, on the Expiration Date or (y) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee), together with any Shares beneficially owned by Parent or any wholly owned Subsidiary of Parent, equals at least a majority of the Fully Diluted Shares then outstanding (the “Minimum Tender Condition”);

(b) any waiting period (and any extensions thereof) applicable to consummation of the Offer under the HSR Act shall have expired or been terminated;

(c) there shall not be pending any Action by any Governmental Authority of competent jurisdiction that seeks, directly or indirectly, to make illegal, prohibit, materially delay or otherwise restrain the making of the Offer, the consummation of the Offer or the Merger or the performance of the Agreement;

(d) no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Judgment (preliminary or permanent) or Law that has resulted in, or is reasonably likely to result in any of the consequences referred to in clause (c) of this Annex A;

(e) each of the Company’s representations and warranties set forth in (i) Section 3.1(a), Section 3.3(a), Section 3.3(d), Section 3.3(e), Section 3.3(f) and the first sentence of Section 3.6 of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the Acceptance Time (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date); (ii) Section 3.2 of the

Agreement and Plan of Merger	Annex A, Page 1

Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the Acceptance Time (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date), except for any failures to be so true and correct that are de minimis; and (iii) the Agreement (other than those representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3(a), Section 3.3(d), Section 3.3(e), Section 3.3(f) and the first sentence of Section 3.6 of the Agreement) shall be true and correct in all respects as of the date of the Agreement and at and as of the Acceptance Time (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date), except where the failure of any of such representations or warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(f) the Company shall have complied with or performed in all material respects the covenants and obligations required to be complied with or performed by it under the Agreement at or prior to the Acceptance Time;

(g) Parent and Merger Sub shall have received a certificate executed by the Company’s Chief Executive Officer or Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (e) and (f) of this Annex A shall have been duly satisfied;

(h) the Agreement shall not have been validly terminated in accordance with Article 8 of the Agreement; and

(i) there shall not have occurred any Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Tender Condition) may be waived by Parent or Merger Sub, in whole or in part, at any time and from time to time in the sole discretion of Parent or Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Agreement and Plan of Merger	Annex A, Page 2

Exhibit A

Definitions

As used in this Agreement, the following terms have the following meanings:

“Acceptance Time” means the time at which the Shares tendered in the Offer are first accepted for payment by Merger Sub after satisfaction or waiver (to the extent permissible) of the Offer Conditions.

“Action” means any claim, charge, complaint, action, suit, arbitration, inquiry, proceeding, hearing, injunction, demand, litigation, citation, summon, subpoena, audit or investigation of any nature, whether at law or in equity, by or before any Governmental Authority.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Available for Sale Securities” means the Company’s available for sale securities determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company Financial Statements.

“Business Days” means “Business Days” as defined in Rule 14d-1(g)(3) promulgated by the SEC under the Exchange Act.

“Cash and Cash Equivalents” means the Company’s cash and cash equivalents determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company Financial Statements.

“Code” means the Internal Revenue Code of 1986.

“Company Employees” means the employees of the Company as of the Effective Time.

“Company Material Adverse Effect” means any change, event, occurrence, development or state of facts that, individually or in the aggregate: (a) has had or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company, it being understood that if the FDA issues an order to the Company causing it to suspend its ongoing clinical trial relating to the Compound, such event shall constitute a Company Material Adverse Effect; or (b) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect (except, in the case of clauses (i) through (v) and (ix) below, to the extent such condition has had a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its business):

Agreement and Plan of Merger	Exhibit A, Page 1

(i) changes in conditions in the global economy or capital or financial markets generally;

(ii) changes in general legal, Tax, regulatory, political, social, economic, financial or business conditions;

(iii) general market or economic conditions in the industry or industries in which the Company operates;

(iv) changes in applicable Law or interpretations thereof;

(v) changes in GAAP or other accounting principles or the interpretation thereof;

(vi) in and of itself, any change in the Company’s stock price or trading volume, any decrease in the ratings or ratings outlook for the Company, or any failure by the Company to meet (or the publication of any report regarding) any projections, forecasts, budgets, estimates or outlook of or relating to the Company, including with respect to revenues or earnings or other internal or external financial or operating projections (it being agreed that the underlying facts and circumstances giving rise to the foregoing occurrences may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vii) the announcement or pendency of this Agreement or the Transactions or the execution, announcement, performance or existence of this Agreement; provided that, with respect to the references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.3 and Section 3.18(b), this clause (vii) shall not apply;

(viii) the taking or not taking of any action at the request of or with the consent of Parent or Merger Sub or as required by this Agreement (including any actual or potential loss or impairment after the date hereof of any Contract or business relationship as a result of any of the foregoing) (it being agreed that any adverse effect resulting from the manner in which the Company takes or fails to take such action or complies with the terms of this Agreement will not be excluded under this proviso);

(ix) the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of God, acts of war, police or military action, armed hostilities, sabotage or terrorism; and

(x) any effect, circumstance or other matter resulting from, arising out of or relating to any conditions or events that occur in connection with the Company’s preclinical or clinical studies or the results of such studies or announcements thereof, other than (A) the occurrence of any “serious adverse event” (as defined in 21 CFR Section 312.32) relating to any heart attack, angina, stroke, transient ischemic attack or death involving any clinical investigation subject or patient who is administered any Product Candidate or Product or (B) any order issued by the FDA to the Company causing it to suspend its ongoing clinical trial relating to the Compound.

Agreement and Plan of Merger	Exhibit A, Page 2

“Compound” means the compound known as lasmiditan, 2,4,6-trifluoro-N-[6-[(1-methyl-4-piperidinyl)carbonyl]-2-pyridyl]-benzamide, and/or any of its pharmaceutically acceptable salts, solvates, or polymorphs.

“Consent” means any consent, approval, order or authorization, or registration, declaration or filing.

“Contract” means any contract, agreement, arrangement, instrument, commitment, loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, or obligation.

“EMA” means the European Medicines Agency.

“Environmental Laws” means any Law, Consent, decree, permit or other legal requirement of any Governmental Authority, including common law, relating to (a) the protection, investigation or restoration of the environment, human health and safety, or natural resources, or (b) the handling, use, storage, treatment, transport, disposal, Release or threatened Release of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Affiliate of the Company and any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer with any of them under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the U.S. Food, Drug and Cosmetic Act of 1938, as amended.

“Fully Diluted Shares” means all issued and outstanding Shares, together with all Shares that the Company would be required to issue pursuant to any then-outstanding warrants, options, restricted stock units, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares.

“Good Clinical Practices” means, with respect to the Company, standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Regulatory Authority in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the products of the Company or its Affiliates are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

Agreement and Plan of Merger	Exhibit A, Page 3

“Good Manufacturing Practices” mean, with respect to the Company, standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Regulatory Authorities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the products of the Company are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste or petroleum products, and any other chemical waste, substance or material listed in or regulated or identified in any Environmental Law.

“Health Care Laws” shall mean (a) the FDCA and the regulations promulgated thereunder, (b) the Public Health Service Act (42 U.S.C. § 201 et seq.), and the regulations promulgated thereunder, (c) all federal and state fraud and abuse laws, including the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the exclusion laws (42 U.S.C. § 1320a-7), and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.), the regulations promulgated thereunder and comparable state laws, (e) the Controlled Substances Act (21 U.S.C. § 801 et seq.), (f) Titles XVIII (42 U.S.C. § 1395 et seq.) and XIX (42 U.S.C. § 1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (g) the Clinical Laboratories Improvement Amendments (42 U.S.C. § 263a et seq.), (h) all applicable laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by the FDA and other Regulatory Authorities, including those governing or relating to Good Clinical Practices, recordkeeping, the manufacture, import, export, testing, development, approval, processing, reporting, packaging, labeling, storage, marketing, sale, distribution and use of any compounds or products manufactured by or on behalf of the Company, including applicable regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, and 314 and the FDA’s current Good Manufacturing Practice Regulations at 21 C.F.R. Parts 210 and 211 for products sold in the United States, and the respective counterparts thereof promulgated by Regulatory Authorities in countries outside the United States and (i) any and all other applicable federal, state, local, foreign, supranational health care Laws, rules and regulations, ordinances, judgments, decrees, orders, writs, and injunctions, each of (a) through (i) as may be amended from time to time.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to a Product or Product Candidate, or the equivalent application or filing submitted to any Regulatory Authority outside the United States of America (including any supra-national agency such as the EMA), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Independent Contractor” means any Person who has performed services for the Company as an independent contractor or consultant and who has received (or will receive for 2016) a Form 1099-MISC from the Company reporting any compensation received by such Person in exchange for the services performed by such Person for the Company.

Agreement and Plan of Merger	Exhibit A, Page 4

“Intellectual Property” means all rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents, patent applications, provisional patent applications and similar instruments (including any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, pediatric data package exclusivity extensions, or the like) and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all domestic and foreign copyrights, copyright registrations, copyright applications, original works of authorship fixed in any tangible medium of expression, including literary works (including all forms and types of computer software, including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing), pictorial and graphic works (collectively, “Copyrights”); (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (d) all Internet domain names; (e) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto and formulation, clinical, analytical and stability information and data which have actual or potential commercial value and are not available in the public domain (collectively “Trade Secrets”); (f) all other intellectual property rights, proprietary rights, or confidential information and materials; and (g) all rights relating to or under the foregoing granted under any Contracts.

“Intervening Event” means any material event, fact, development or occurrence (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by the Company) with respect to the Company occurring or arising after the date hereof that would be reasonably likely to result in the standalone financial condition of the Company being more favorable to the Company’s stockholders than this Agreement and the Transactions and that: (a) was not known by and was not reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of the consequences of which were not known or reasonably foreseeable) to the Company Board and the Special Committee as of or prior to the date hereof and becomes known to the Company Board and the Special Committee after the date hereof and prior to the Acceptance Time; and (b) does not relate to (i) any Takeover Proposal or any matter relating thereto or consequence thereof, (ii) any event, change or circumstance relating to Parent, Merger Sub or any of their respective Affiliates, (iii) the timing of any consent, registration, approval, permit, clearance or authorization required to be obtained prior to the Effective Time by the Company or Parent or any of Parent’s Subsidiaries from any Governmental Authority in connection with this Agreement or the consummation of the Merger or any of the other Transactions, (iv) the fact, in and of itself, that the Company

Agreement and Plan of Merger	Exhibit A, Page 5

meets or exceeds (or the publication of any report regarding) any projections, forecasts, budgets, estimates or outlook of or relating to the Company for any period ending on or after the date hereof, including with respect to revenues or earnings or other internal or external financial or operating projections (provided that the exception in this clause (iv) shall not prevent or otherwise affect any such event, fact, development or occurrence underlying the Company meeting or exceeding such projections, forecasts, budgets, estimates or outlook from being taken into account in determining whether an Intervening Event has occurred), (v) any changes after the date hereof in the stock price or trading volume of the Shares or any decrease in the ratings or ratings outlook for the Company (provided that the exception in this clause (v) shall not prevent or otherwise affect any such event, fact, development or occurrence underlying such change in stock price or trading volume or such decrease in ratings or ratings outlook from being taken into account in determining whether an Intervening Event has occurred) or (vi) any change in general legal, Tax, regulatory, political, social, economic, financial or business conditions (except, in the case of this clause (vi), to the extent such change has had a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its business, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether an Intervening Event has occurred).

“IRS” means the United States Internal Revenue Service.

“Knowledge” and similar phrases mean the actual knowledge, after due inquiry, of each of (a) in the case of the Company, its Chief Executive Officer, Chief Financial Officer, Head of Clinical and Regulatory Operations, Head of Chemistry, Manufacturing and Controls and Head of Business Development and Strategy; and (b) in the case of Parent or Merger Sub, its executive officers.

“Lien” means any mortgage, deed of trust, hypothecation, pledge, lien (statutory or otherwise), lease, sublease, license, claim, security interest, charge or encumbrance or transfer restriction of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting or other rights.

“MAA” means an EU Marketing Authorization Application.

“NASDAQ” means the NASDAQ Stock Market.

“NDA” means a new drug application for a drug submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), and all amendments or supplements thereto, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other Regulatory Authority.

“Option” means any option granted to a current or former employee, director or Independent Contractor of the Company or any predecessor thereof to purchase shares of Company Common Stock pursuant to any of the Stock Plans.

Agreement and Plan of Merger	Exhibit A, Page 6

“Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, whether vested or unvested, an amount (not less than zero) equal to (a) the Merger Consideration, without interest; less (b) the exercise price payable in respect of such share of Company Common Stock issuable under such Option.

“Ordinary Course of Business” means the ordinary course of business of the Company, consistent with past practice.

“Parent Material Adverse Effect” means any change, event, occurrence, development or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of either Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Offer or the Merger.

“Permitted Lien” means: (a) any Lien for Taxes which are not yet due or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) any Lien securing indebtedness that is reflected in the Company Disclosure Letter or the Company SEC Reports; (c) any Lien imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations; (d) any Lien disclosed on existing title reports or existing surveys which have (together with all title exception documents) been made available to Parent; (e) any mechanics’, carriers’, workmen’s, repairmen’s and similar Lien incurred in the Ordinary Course of Business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP; (f) in the case of Leased Real Property, any Lien to which the fee or any other interest in the leased premises is subject; and (g) any other Lien that could not reasonably be expected to impair the marketability, value or use of the assets subject to such Lien.

“Person” means any individual, partnership, joint venture, firm, corporation, company (including any limited liability company, company limited by shares or joint stock company), association, estate, trust, unincorporated organization or other enterprise, association or entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms.

“Product” means any pharmaceutical product developed, manufactured and/or tested by or on behalf of the Company that contains the Compound as an active pharmaceutical ingredient, in any dosage form or formulation that has received a Regulatory Authorization for commercial distribution.

“Product Candidate” means each Product that has not received a Regulatory Authorization for commercial distribution other than in connection with pre-clinical or clinical trials.

Agreement and Plan of Merger	Exhibit A, Page 7

“Regulatory Authority” means any national or supranational Governmental Authority, including the FDA and the EMA, with responsibility for granting any Regulatory Authorizations with respect to the Products or Product Candidates.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority, including any INDs, NDAs and MAAs.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Restricted Stock Unit” means any award of a right (other than awards of options) entitling the holder thereof to Shares or cash equal to or based on the value of Shares that has been issued pursuant to any of the Stock Plans.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Specified Securities” means any (a) direct obligations of the United States or any agency thereof or obligations guaranteed by the United States or any agency thereof; (b) commercial paper with a rating of at least A-1 by Standard & Poor’s, or P-2 by Moody’s Investors Services, Inc., that is scheduled to mature not more than 90 days after the date of issue and that is issued by a corporation organized under the Laws of the United States or any state thereof; (c) time deposits (including certificates of deposit that are scheduled to mature not more than 90 days after the date of issue) with or issued by a bank or trust company organized under the Laws of the United States or any state thereof having a combined capital and surplus of at least $500,000,000; or (d) money market funds that invest only in securities described in clauses (a) through (c) above.

“Stock Plans” means the Company’s 2006 Equity Incentive Plan and 2015 Equity Incentive Plan.

“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity; or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” means an unsolicited, bona fide written Takeover Proposal (provided, that for purposes of this definition, references to 20% in the definition of “Takeover Proposal” shall be deemed to be references to 50%) made by a third party that the Company Board determines in good faith, after consultation with outside legal counsel and the Company Financial Advisor, taking into account all relevant factors, including the price, form of

Agreement and Plan of Merger	Exhibit A, Page 8

consideration, closing conditions, the legal, regulatory and financial aspects thereof, the ability to finance the proposal, the prospects for completion and other aspects of the proposal that the Company Board deems relevant, (i) would, if consummated, result in a transaction that is more favorable to the holders of Company Common Stock from a financial point of view than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be proposed by Parent (including pursuant to Section 6.6(d)(ii))) and (ii) is reasonably likely to be consummated on the terms proposed.

“Takeover Proposal” means any indication of interest, offer or proposal (other than an indication of interest, offer or proposal made or submitted by Parent, Merger Sub or one or more of their Affiliates) from any Person or “group” (as defined in the Exchange Act) contemplating or otherwise relating to any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving the Company and (i) in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires or would acquire beneficial or record ownership of securities representing more than 20% of the outstanding securities or voting power of any class of voting securities of the Company or any surviving entity or (ii) in which the Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets, in each case, that constitute or account for 20% or more of the net revenues, net income or assets of the Company; or (c) any liquidation or dissolution of the Company.

“Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments including income, franchise, profits, corporation, capital gains, capital stock, estimated, production, environmental, goods and services, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, unemployment, severance, occupation, import, custom, stamp, capital, alternative, add-on minimum or other governmental taxes, charges, fees, levies or other assessments imposed by any Governmental Authority, including any interest, penalties, fines or additions to tax applicable or related thereto.

“Tax Authority” means any Governmental Authority or subdivision or agency thereof exercising any authority to impose, regulate or administer the imposition of Taxes.

“Tax Return” means any return, election, report, claim for refund, declaration, statement, certificate, bill, schedule or other document, together with all amendments, attachments and supplements thereto, filed or required to be filed with any Tax Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Agreement and Plan of Merger	Exhibit A, Page 9

“Transactions” means the Offer, the Merger, and the other transactions contemplated by this Agreement.

The following terms have the meanings set forth in the sections of this Agreement indicated below:

Acceptable Confidentiality Agreement	Section 6.6(b)
Agreement	Preamble
Anti-Bribery Laws	Section 3.14(a)
Antitrust Laws	Section 6.3(b)
Authorizations	Section 3.13
Bankruptcy and Equity Exception	Section 3.3(a)
Board Actions	Section 3.3(e)
Board of Directors	Recitals
Book-Entry Shares	Section 2.7(b)
Certificate	Section 2.7(b)
Certificate of Merger	Section 2.2(b)
Change of Control Payment	Section 3.18(a)(x)
Chosen Courts	Section 9.4(b)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Company	Preamble
Company Adverse Change Recommendation	Section 6.6(d)(i)
Company Board	Recitals
Company Board Recommendation	Section 3.3(e)
Company Charter Documents	Section 3.1(b)
Company Common Stock	Recitals
Company Disclosure Documents	Section 3.8
Company Disclosure Letter	Article 3
Company Financial Advisor	Section 3.9
Company Financial Statements	Section 3.5(b)
Company Intellectual Property	Section 3.16(b)
Company Leases	Section 3.18(a)(xiv)
Company Material Contract	Section 3.18(a)
Company Preferred Stock	Section 3.2(a)
Company Registered Intellectual Property	Section 3.16(a)
Company SEC Reports	Section 3.5(a)
Company Securities	Section 3.2(d)
Company Systems	Section 3.16(i)
Confidentiality Agreement	Section 6.5(b)
Continuing Company Employee	Section 6.1(a)
Current Purchase Period	Section 2.8(d)
D&O Insurance	Section 6.7(b)
Determination Notice	Section 6.6(d)(ii)

Agreement and Plan of Merger	Exhibit A, Page 10

DGCL	Recitals
Dissenting Shares	Section 2.6
Effective Time	Section 2.2(b)
Employee Benefit Plan	Section 3.10(a)
ESPP	Section 3.2(b)
Exchange Fund	Section 2.7(a)
Expiration Date	Section 1.1(c)
Fairness Opinion	Section 3.21
GAAP	Section 3.5(b)
Governmental Authority	Section 3.3(c)
HSR Act	Section 3.3(c)
Indemnified Party	Section 6.7(a)
Initial Expiration Date	Section 1.1(c)
Judgment	Section 3.3(b)
Law	Section 3.3(b)
Leased Real Property	Section 3.19(c)
Maximum Amount	Section 6.7(b)
Merger	Recitals
Merger Consideration	Section 2.5(a)
Merger Sub	Preamble
Minimum Tender Condition	Annex A
New Plans	Section 6.1(c)
Offer	Recitals
Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.1(f)
Offer Price	Recitals
Other Antitrust Laws	Section 6.3(b)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Paying Agent	Section 2.7(a)
Representatives	Section 6.6(a)
Sarbanes-Oxley Act	Section 3.5(d)
Schedule 14D-9	Section 1.2(b)
Section 262	Section 2.6
Share	Recitals
Shares	Recitals
Special Committee	Recitals
Specified Agreement	Section 8.1(d)
Surviving Bylaws	Section 2.3(c)
Surviving Charter	Section 2.3(c)
Surviving Corporation	Section 2.1
Takeover Inquiry	Section 6.6(a)
Takeover Laws	Section 3.3(f)
Tender and Support Agreements	Recitals
Termination Fee	Section 8.3(b)

Agreement and Plan of Merger	Exhibit A, Page 11

Exhibit B

Amended and Restated Certificate of Incorporation

EXHIBIT B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COLUCID PHARMACEUTICALS, INC.

1. The name of the Corporation is: CoLucid Pharmaceuticals, Inc.

2. The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3. The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation shall have authority to issue is one-hundred (100) shares of common stock, $0.001 par value per share (the “Common Stock”). Shares of the Common Stock may be issued from time to time as the board of directors of the Corporation (the “Board”) shall determine and on such terms and for such consideration as shall be fixed by the Board. The amount of the authorized Common Stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote.

5. Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation. Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given in accordance with DGCL Section 228.

6. In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws of the Corporation subject to the right of the stockholders entitled to vote with respect thereto to alter, amend and repeal Bylaws made by the Board.

Agreement and Plan of Merger	Exhibit B, Page 1

7. The personal liability of the directors of the Corporation shall be eliminated to the fullest extent permitted by law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

8. (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) below, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Agreement and Plan of Merger	Exhibit B, Page 2

(b) If a claim under paragraph (a) above is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation (as it may be amended from time to time), by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Agreement and Plan of Merger	Exhibit B, Page 3